
11005262

2010 Annual Report



CECIL BANCORP, INC.

Letter to Shareholders

During 2010 the deterioration in the U.S. economic and credit environment continued to take its toll on all financial institutions, even community based banks such as our own. Even during these challenging times we posted a net profit of $1.1 million dollars.

We expect the entire banking industry will continue to show high credit losses in 2011. Although our net charge-offs increased we remained profitable and well capitalized. As a result of a careful analysis of future risks within our portfolio, we added $5.3 million to our reserve this year. We now have conservatively set aside $15.1 million to cover anticipated losses in the future. We continue to focus on methods to indentify problem loans early, reducing unused credit lines and limiting certain types of new loan originations.

The stressed economy reduced the credit needs of both consumers and businesses. We have been carefully managing our loan portfolio. As a result, it has declined $58.5 million, with lower balances in every major loan category.

A major focus in 2010 was on prudent expense management as new technology and work flow changes became apparent. We could not avoid helping pay the price for banks that have failed in recent years. Our FDIC insurance costs increased $899,000 over the past three years. Our total FDIC insurance expense for the past three year period was $2.075 million.

In 2010 we installed solar panels on one of our branch locations. We are using this technology as a supplemental energy source and selling excess back to the power company. We have seen a noticeable savings and plan to continue to deploy similar strategies at other locations.

Our return on average assets was 0.22% and return on average equity was 2.93%. Our ratio of tangible equity to assets was 7.6% at year end. Our total risk-based capital was 14.47%.

We believe that the weak economy and legal and regulatory changes have impacted our business. We expect a slight economic recovery in 2011. We are anticipating that unemployment will continue to be high and interest rates will remain constant.

Our core earnings and capital base should allow us to continue to tackle the challenges that still remain. We will continue to focus on building long-term franchise value.

We would like to thank all of our employees for their dedication in one of the most difficult business environments that many of us have experienced. We would also like to thank our shareholders for their continued support and investment.

As banking will remain an integral part of the U.S. economy, we are as well positioned as many community banks to continue to serve.

Mary Beyer Halsey
President & C.E.O.
Cecil Bancorp, Inc.

Charles F. Sposato
Chairman of the Board
Cecil Bancorp, Inc.

Five Year Summary of Selected Financial Data

(Dollars in thousands, except per share data)	**2010**	**2009**	**2008**	**2007**	**2006**
RESULTS OF OPERATIONS:					
Interest Income	$ 27,467	$ 30,296	$ 29,451	$ 28,244	$ 21,646
Interest Expense	10,335	12,428	14,313	14,346	10,167
Net Interest Income	17,132	17,868	15,138	13,898	11,479
Provision for Loan Losses	5,340	10,640	3,405	935	665
Net Interest Income after Provision for Loan Losses	11,792	7,228	11,733	12,963	10,814
Noninterest Income	2,065	2,169	1,138	1,500	1,261
Noninterest Expenses	12,096	13,159	10,015	9,004	7,847
Income (Loss) before Income Taxes	1,761	(3,762)	2,856	5,459	4,228
Income Tax Expense (Benefit)	649	(1,282)	1,005	2,059	1,520
Net Income (Loss)	1,112	(2,480)	1,851	3,400	2,708
Preferred Stock Dividends and Discount Accretion	(715)	(791)	-	-	-
Net Income (Loss) Available to Common Stockholders	397	(3,271)	1,851	3,400	2,708
PER SHARE DATA: (1)					
Basic Net Income (Loss) Per Common Share	$ .11	$ (.89)	$ .50	$ .92	$ .74
Diluted Net Income (Loss) Per Common Share	.11	(.89)	.49	.92	.74
Dividends Declared Per Common Share	.000	.075	.10	.10	.10
Book Value (at year end) (2)	7.18	7.06	7.83	7.41	6.60
Tangible Book Value (at year end) (2), (3)	7.05	6.95	7.15	6.75	5.95
FINANCIAL CONDITION (at year end):					
Assets	$ 487,195	$ 509,819	$ 492,397	$ 401,432	$ 347,451
Loans, net	364,842	424,047	401,749	355,595	310,083
Investment Securities	11,648	6,413	12,012	5,219	6,271
Deposits	358,138	382,338	364,551	267,032	270,604
Stockholders' Equity	37,608	36,979	40,392	27,242	24,273
PERFORMANCE RATIOS (for the year):					
Return on Average Assets	.22%	-.49%	.42%	.92%	.91%
Return on Average Equity	2.93	-6.30	6.47	13.28	11.70
Net Interest Margin	3.90	3.90	3.78	4.05	4.18
Efficiency Ratio (4)	63.01	65.67	61.53	58.48	61.59
Dividend Payout Ratio	0.00	-8.46	20.41	10.87	13.51
CAPITAL AND CREDIT QUALITY RATIOS:					
Average Equity to Average Assets	7.57%	7.85%	6.56%	6.92%	7.81%
Allowance for Loan Losses to Loans	3.97	3.27	1.55	.87	.71
Nonperforming Assets to Total Assets	17.59	9.66	2.70	1.42	.46
Net Charge-offs to Average Loans	1.14	.63	.05	.01	.07

(1) All per share amounts have been adjusted to give retroactive effect for the 1% stock dividends approved by the Board of Directors in March 2006, May 2006, and August 2006, and the two-for-one stock split approved by the Board of Directors in March 2007.
(2) Book value is computed using the amount allocated to common stockholders, that is total stockholders' equity, less the Series A Preferred Stock.
(3) Total stockholders' equity less the Series A Preferred Stock, net of goodwill and other intangible assets, divided by the number of shares of common stock outstanding at year end.
(4) The Efficiency Ratio equals noninterest expenses as a percentage of net interest income plus noninterest income.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)
☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the Fiscal Year Ended December 31, 2010

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from ________________ to ________________

Commission File Number: 0-24926

CECIL BANCORP, INC.
(Exact name of Registrant as specified in its Charter)

Maryland	**52-1883546**
(State or other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
127 North Street, PO Box 568, Elkton, Maryland	**21922-0568**
(Address of principal executive office)	(ZIP Code)

Registrant's telephone number, including area code: (410) 398-1650.

Securities registered pursuant to Section 12(b) of the Act: **None.**

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, par value $0.01 per share
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§229.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☐ YES ☐ NO

Indicate by check mark if disclosure of delinquent filers in response to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by a check mark if the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "accelerated filer," "large accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act:

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of February 9, 2011 the registrant had 3,698,563 shares of Common Stock issued and outstanding. The aggregate market value of shares held by nonaffiliates was approximately $5.7 million based on the closing sale price of $3.20 per share of the Registrant's Common Stock on June 30, 2010. For purposes of this calculation, it is assumed that the 1,910,717 shares held by directors and officers of the Registrant are shares held by affiliates.

Documents Incorporated by Reference: Part III: Portions of the registrant's definitive proxy statement for the 2011 Annual Meeting.

CECIL BANCORP, INC.
ANNUAL REPORT ON FORM 10-K
for the fiscal year ended December 31, 2010

INDEX

PART I

PART II

PART III

PART IV

CAUTION ABOUT FORWARD-LOOKING STATEMENTS

Cecil Bancorp, Inc. ("Cecil Bancorp" or the "Company") makes forward-looking statements in this Form 10-K that are subject to risks and uncertainties. These forward-looking statements include:

- Statements of goals, intentions, and expectations;
- Estimates of risks and of future costs and benefits;
- Assessments of loan quality, probable loan losses, liquidity, off-balance sheet arrangements, and interest rate risks; and
- Statements of Cecil Bancorp's ability to achieve financial and other goals.

These forward-looking statements are subject to significant uncertainties because they are based upon or are affected by:

- changes in general economic conditions, either nationally or in our market areas;
- changes in the levels of general interest rates, deposit interest rates, our net interest margin and funding sources;
- fluctuations in the demand for loans, the number of unsold homes and other properties and fluctuations in real estate values in our market areas;
- monetary and fiscal policies of the Board of Governors of the Federal Reserve System and the U.S. Government and other governmental initiatives affecting the financial services industry;
- changes in accounting policies and practices, as may be adopted by the financial institution regulatory agencies, the Public Company Accounting Oversight Board or the Financial Accounting Standards Board;
- results of examinations of the Bank by federal and state banking regulators, including the possibility that such regulators may, among other things, require us to increase our allowance for loan losses or to write-down assets; and
- other economic, competitive, governmental, regulatory, and technological factors affecting our operations, pricing, products and services and the other risks described elsewhere in this Form 10-K and in our other filings with the SEC.

Because of these uncertainties, the actual future results may be materially different from the results indicated by these forward-looking statements. In addition, Cecil Bancorp's past results of operations do not necessarily indicate its future results.

PART I

Item 1. Business

General

Cecil Bancorp, Inc. is the holding company for Cecil Bank (the "Bank"). The Company is a bank holding company subject to regulation by the Board of Governors of the Federal Reserve System ("Federal Reserve"). The Bank is a Maryland chartered commercial bank, is a member of the Federal Reserve System and the Federal Home Loan Bank ("FHLB") of Atlanta, and is an Equal Housing Lender. Its deposits are insured to applicable limits by the Deposit Insurance Fund ("DIF") of the Federal Deposit Insurance Corporation ("FDIC"). The Bank commenced operations in 1959 as a Federal savings and loan association. On October 1, 2002, the Bank converted from a stock federal savings bank to a Maryland commercial bank. Its deposits have been federally insured up to applicable limits, and it has been a member of the FHLB system since 1959.

The Bank conducts it business through its main office in Elkton, Maryland, and branches in Elkton, North East, Fair Hill, Rising Sun, Cecilton, Aberdeen, Conowingo, and Havre de Grace, Maryland.

The Bank's business strategy is to operate as an independent community-oriented commercial bank dedicated to real estate, commercial, and consumer lending, funded primarily by retail deposits. The Bank has sought to implement this strategy by (1) continuing to emphasize residential mortgage lending through the origination of adjustable-rate and fixed-rate mortgage loans; (2) investing in adjustable-rate and short-term liquid investments; (3) controlling interest rate risk exposure; (4) maintaining asset quality; (5) containing operating expenses; and (6) maintaining "well capitalized" status.

On December 23, 2008, as part of the Troubled Asset Relief Program ("TARP") Capital Purchase Program, the Company sold 11,560 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A (the "Series A Preferred Stock"), and a warrant to purchase 261,538 shares of the Company's common stock to the United States Department of the Treasury for an aggregate purchase price of $11.560 million in cash, with $37,000 in offering costs, and net proceeds of $11.523 million. The Preferred Stock and the warrant were issued in a private placement exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended.

The Series A Preferred Stock qualifies as Tier 1 capital and will pay cumulative dividends at a rate of 5% per annum for the first five years, and 9% per annum thereafter. The Department of Treasury may permit the Company to redeem the Series A Preferred Stock in whole or in part at any time after consultation with the appropriate federal banking agency. Any partial redemption must involve at least 25% of the Series A Preferred Stock issued. Upon redemption of the Series A Preferred Stock, the Company will have the right to repurchase the Warrant at its fair market value.

The warrant has a 10-year term and is immediately exercisable upon its issuance, with an exercise price, subject to anti-dilution adjustments, equal to $6.63 per share of common stock. The Treasury has agreed not to exercise voting power with respect to any shares of common stock issued upon exercise of the warrant.

In the event of any liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary, holders of the Series A Preferred Stock shall be entitled to receive for each share of the Series A Preferred Stock, out of the assets of the Company or proceeds thereof (whether capital or surplus) available for distribution to stockholders of the Company, subject to the rights of any creditors of the Company, before any distribution of such assets or proceeds is made to or set aside for the holders of common stock and any other stock of the Company ranking junior to the Series A Preferred Stock as to such distribution, payment in full in an amount equal to the sum of (i) the liquidation amount of $1,000 per share and (ii) the amount of any accrued and unpaid dividends, whether or not declared, to the date of payment.

In order to conserve capital in the current uncertain economic environment, the Company's Board of Directors determined that it was in the best interest of the Company and its stockholders to suspend the payment of dividends on the Series A Preferred Stock beginning with the dividend payable February 15, 2010. We may not declare or pay a dividend or other distribution on our common stock (other than dividends payable solely in common stock), and we generally may not directly or indirectly purchase, redeem or otherwise acquire any shares of common stock unless all accrued and unpaid dividends on the Series A Preferred Stock have been paid in full. Whenever six or more quarterly dividends, whether or not consecutive, have not been paid, the holders of the Series A Preferred Stock will have the right to elect two directors until all accrued but unpaid dividends have been paid in full.

Effective June 29, 2010, the Company and the Bank entered into a written agreement with the Federal Reserve Bank of Richmond (the "Reserve Bank") and the State of Maryland Commissioner of Financial Regulation (the "Commissioner") pursuant to which the Company and the Bank have agreed to take various actions. Under the agreement, both the Company and the Bank have agreed to refrain from declaring or paying dividends without prior regulatory approval. The Company has agreed that it will not take any other form of payment representing a reduction in the Bank's capital or make any distributions of interest, principal, or other sums on subordinated debentures or trust preferred securities without prior regulatory approval. The Company may not incur, increase, or guarantee any debt without prior regulatory approval and has agreed not to purchase or redeem any shares of its stock without prior regulatory approval.

The Company's and the Bank's principal executive office is at 127 North Street, Elkton, Maryland 21921, and its telephone number is (410) 398-1650. The Company maintains a website at www.cecilbank.com.

REGULATION, SUPERVISION, AND GOVERNMENTAL POLICY

Following is a brief summary of certain statutes and regulations that significantly affect the Company and the Bank. A number of other statutes and regulations affect the Company and the Bank but are not summarized below.

Dodd-Frank Wall Street Reform and Consumer Protection Act

On July 21, 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") was signed into law. The Dodd-Frank Act is intended to effect a fundamental restructuring of federal banking regulation. Among other things, the Dodd-Frank Act creates a new Financial Stability Oversight Council to identify systemic risks in the financial system and gives federal regulators new authority to take control of and liquidate financial firms. The Dodd-Frank Act additionally creates a new independent federal regulator to administer federal consumer protection laws. The Dodd-Frank Act is expected to have a significant impact on our business operations as its provisions take effect. Among the provisions that may affect us are the following:

Holding Company Capital Requirements. The Dodd-Frank Act requires the Federal Reserve to apply consolidated capital requirements to depository institution holding companies that are no less stringent than those currently applied to depository institutions. Under these standards, trust preferred securities will be excluded from Tier 1 capital unless such securities were issued prior to May 19, 2010 by a bank holding company with less than $15 billion in assets. The Dodd-Frank Act additionally requires capital requirements to be countercyclical so that the required amount of capital increases in times of economic expansion and decreases in times of economic contraction, consistent with safety and soundness.

Deposit Insurance. The Dodd-Frank Act permanently increases the maximum deposit insurance amount for banks, savings institutions and credit unions to $250,000 per depositor and extends unlimited deposit insurance to non-interest bearing transaction accounts through December 31, 2012. The Dodd-Frank Act also broadens the base for FDIC insurance assessments. Assessments will now be based on the average consolidated total assets less tangible equity capital of a financial institution. The Dodd-Frank Act requires the FDIC to increase the reserve ratio of the Deposit Insurance Fund from 1.15% to 1.35% of insured deposits by 2020 and eliminates the requirement that the FDIC pay dividends to insured depository institutions when the reserve ratio exceeds certain thresholds. Effective one year from the date of enactment, the Dodd-Frank Act eliminates the federal statutory prohibition against the payment of interest on business checking accounts.

Corporate Governance. The Dodd-Frank Act will require publicly traded companies to give stockholders a non-binding vote on executive compensation at their first annual meeting taking place six months after the date of enactment and at least every three years thereafter and on so-called "golden parachute" payments in connection with approvals of mergers and acquisitions unless previously voted on by shareholders. The new legislation also authorizes the SEC to promulgate rules that would allow stockholders to nominate their own candidates using a company's proxy materials. Additionally, the Dodd-Frank Act directs the federal banking regulators to promulgate rules prohibiting excessive compensation paid to executives of depository institutions and their holding companies with assets in excess of $1.0 billion, regardless of whether the company is publicly traded or not. The Dodd-Frank Act gives the SEC authority to prohibit broker discretionary voting on elections of directors and executive compensation matters.

Prohibition Against Charter Conversions of Troubled Institutions. Effective one year after enactment, the Dodd-Frank Act prohibits a depository institution from converting from a state to federal charter or vice versa while it is the subject of a cease and desist order or other formal enforcement action or a memorandum of understanding with respect to a significant supervisory matter unless the appropriate federal banking agency gives notice of the conversion to the federal or state authority that issued the enforcement action and that agency does not object within 30 days. The notice must include a plan to address the significant supervisory matter. The converting institution must also file a copy of the conversion application with its current federal regulator which must notify the resulting federal regulator of any ongoing supervisory or investigative proceedings that are likely to result in an enforcement action and provide access to all supervisory and investigative information relating hereto.

Interstate Branching. The Dodd-Frank Act authorizes national and state banks to establish branches in other states to the same extent as a bank chartered by that state would be permitted to branch. Previously, banks could only establish branches in other states if the host state expressly permitted out-of-state banks to establish branches in that state. Accordingly, banks will be able to enter new markets more freely.

Limits on Derivatives. Effective 18 months after enactment, the Dodd-Frank Act prohibits state-chartered banks from engaging in derivatives transactions unless the loans to one borrower limits of the state in which the bank is chartered takes into consideration credit exposure to derivatives transactions. For this purpose, derivative transaction includes any contract, agreement, swap, warrant, note or option that is based in whole or in part on the value of, any interest in, or any quantitative measure or the occurrence of any event relating to, one or more commodities securities, currencies, interest or other rates, indices or other assets.

Transactions with Affiliates and Insiders. Effective one year from the date of enactment, the Dodd-Frank Act expands the definition of affiliate for purposes of quantitative and qualitative limitations of Section 23A of the Federal Reserve Act to include mutual funds advised by a depository institution or its affiliates. The Dodd-Frank Act will apply Section 23A and Section 22(h) of the Federal Reserve Act (governing transactions with insiders) to derivative transactions, repurchase agreements and securities lending and borrowing transaction that create credit exposure to an affiliate or an insider. Any such transactions with affiliates must be fully secured. The current exemption from Section 23A for transactions with financial subsidiaries will be eliminated. The Dodd-Frank Act will additionally prohibit an insured depository institution from purchasing an asset from or selling an asset to an insider unless the transaction is on market terms and, if representing more than 10% of capital, is approved in advance by the disinterested directors.

Debit Card Interchange Fees. Effective July 21, 2011, the Dodd-Frank Act requires that the amount of any interchange fee charged by a debit card issuer with respect to a debit card transaction must be reasonable and proportional to the cost incurred by the issuer. Within nine months of enactment, the Federal Reserve Board is required to establish standards for reasonable and proportional fees which may take into account the costs of preventing fraud. The restrictions on interchange fees, however, do not apply to banks that, together with their affiliates, have assets of less than $10 billion.

Consumer Financial Protection Bureau. The Dodd-Frank Act creates a new, independent federal agency called the Consumer Financial Protection Bureau ("CFPB"), which is granted broad rulemaking, supervisory and enforcement powers under various federal consumer financial protection laws, including the Equal Credit Opportunity Act, Truth in Lending Act, Real Estate Settlement Procedures Act, Fair Credit Reporting Act, Fair Debt Collection Act, the Consumer Financial Privacy provisions of the Gramm-Leach-Bliley Act and certain other statutes. The CFPB will have examination and primary enforcement authority with respect to depository institutions with $10 billion or more in assets. Smaller institutions will be subject to rules promulgated by the CFPB but will continue to be examined and supervised by federal banking regulators for consumer compliance purposes. The CFPB will have authority to prevent unfair, deceptive or abusive practices in connection with the offering of consumer financial products. The Dodd-Frank Act authorizes the CFPB to establish certain minimum standards for the origination of residential mortgages including a determination of the borrower's ability to repay. In addition, the Dodd-Frank Act will allow borrowers to raise certain defenses to foreclosure if they receive any loan other than a "qualified mortgage" as defined by the CFPB. The Dodd-Frank Act permits states to adopt consumer protection laws and standards that are more stringent than those adopted at the federal level and, in certain circumstances, permits state attorneys general to enforce compliance with both the state and federal laws and regulations.

Holding Company Regulation

The Company is registered as a holding company under the Bank Holding Company Act of 1956 and, as such, is subject to supervision and regulation by the Federal Reserve. As a holding company, the Company is required to furnish to the Federal Reserve annual and quarterly reports of its operations and additional information and reports. The Company is also subject to regular examination by the Federal Reserve.

The Bank Holding Company Act also limits the investments and activities of bank holding companies. In general, a bank holding company is prohibited from acquiring direct or indirect ownership or control of more than 5% of the voting shares of a company that is not a bank or a bank holding company or from engaging directly or indirectly in activities other than those of banking, managing or controlling banks, providing services for its subsidiaries, non-bank activities that are closely related to banking, and other financially related activities. The activities of the Company are subject to these legal and regulatory limitations under the Bank Holding Company Act and Federal Reserve regulations.

The Federal Reserve has the power to order a holding company or its subsidiaries to terminate any activity, or to terminate its ownership or control of any subsidiary, when it has reasonable cause to believe that the continuation of such activity or such ownership or control constitutes a serious risk to the financial safety, soundness, or stability of any bank subsidiary of that holding company.

Under the Bank Holding Company Act of 1956, a bank holding company must obtain the prior approval of the Federal Reserve before (1) acquiring direct or indirect ownership or control of any class of voting securities of any bank or bank holding company if, after the acquisition, the bank holding company would directly or indirectly own or control more than 5% of the class; (2) acquiring all or substantially all of the assets of another bank or bank holding company; or (3) merging or consolidating with another bank holding company.

Under the Bank Holding Company Act, any company must obtain approval of the Federal Reserve prior to acquiring control of the Company or the Bank. For purposes of the Bank Holding Company Act, "control" is defined as ownership of 25% or more of any class of voting securities of the Company or the Bank, the ability to control the election of a majority of the directors, or the exercise of a controlling influence over management or policies of the Company or the Bank.

The Bank Holding Company Act permits the Federal Reserve to approve an application of bank holding company to acquire control of, or acquire all or substantially all of the assets of, a bank located in a state other than that holding company's home state. The Federal Reserve may not approve the acquisition of a bank that has not been in existence for the minimum time period (not exceeding five years) specified by the statutory law of the host state. The Bank Holding Company Act also prohibits the Federal Reserve from approving an application if the applicant (and its depository institution affiliates) controls or would control more than 10% of the insured deposits in the United States or 30% or more of the deposits in the target bank's home state or in any state in which the target bank maintains a branch. The Bank Holding Company Act does not affect the authority of states to limit the percentage of total insured deposits in the state which may be held or controlled by a bank or bank holding company to the extent such limitation does not discriminate against out-of-state banks or bank holding companies. The State of Maryland allows out-of-state financial institutions to establish branches in Maryland, subject to certain limitations.

The Change in Bank Control Act and the related regulations of the Federal Reserve require any person or persons acting in concert (except for companies required to make application under the Holding Company Act), to file a written notice with the Federal Reserve before the person or persons acquire control of the Company or the Bank. The Change in

Bank Control Act defines "control" as the direct or indirect power to vote 25% or more of any class of voting securities or to direct the management or policies of a bank holding company or an insured bank.

The Federal Reserve has adopted guidelines regarding the capital adequacy of bank holding companies, which require bank holding companies to maintain specified minimum ratios of capital to total assets and capital to risk-weighted assets. See "Regulatory Capital Requirements."

The Federal Reserve has the power to prohibit dividends by bank holding companies if their actions constitute unsafe or unsound practices. The Federal Reserve has issued a policy statement on the payment of cash dividends by bank holding companies, which expresses the Federal Reserve's view that a bank holding company should pay cash dividends only to the extent that the company's net income for the past year is sufficient to cover both the cash dividends and a rate of earnings retention that is consistent with the company's capital needs, asset quality, and overall financial condition. In a recent Supervisory Letter, the Federal Reserve staff has stated that, as a general matter, bank holding companies should eliminate cash dividends if net income available to shareholders for the past four quarters, net of dividends previously paid, is not sufficient to fully fund the dividend.

Bank Regulation

The Bank is a member of the Federal Reserve System and is subject to supervision by the Federal Reserve and the State of Maryland. Deposits of the Bank are insured by the FDIC to the legal maximum for each insured depositor. Deposits, reserves, investments, loans, consumer law compliance, issuance of securities, payment of dividends, establishment of branches, mergers and acquisitions, corporate activities, changes in control, electronic funds transfers, responsiveness to community needs, management practices, compensation policies, and other aspects of operations are subject to regulation by the appropriate federal and state supervisory authorities. In addition, the Bank is subject to numerous federal, state and local laws and regulations which set forth specific restrictions and procedural requirements with respect to extensions of credit (including to insiders), credit practices, disclosure of credit terms and discrimination in credit transactions.

The Federal Reserve regularly examines the operations and condition of the Bank, including, but not limited to, its capital adequacy, reserves, loans, investments, and management practices. These examinations are for the protection of the Bank's depositors and the federal Deposit Insurance Fund. In addition, the Bank is required to furnish quarterly and annual reports to the Federal Reserve. The Federal Reserve's enforcement authority includes the power to remove officers and directors and the authority to issue cease-and-desist orders to prevent a bank from engaging in unsafe or unsound practices or violating laws or regulations governing its business.

The Federal Reserve has adopted regulations regarding the capital adequacy, which require member banks to maintain specified minimum ratios of capital to total assets and capital to risk-weighted assets. See "Regulatory Capital Requirements." Federal Reserve and State regulations limit the amount of dividends that the Bank may pay to the Company.

The Bank is subject to restrictions imposed by federal law on extensions of credit to, and certain other transactions with, the Company and other affiliates, and on investments in their stock or other securities. These restrictions prevent the Company and the Bank's other affiliates from borrowing from the Bank unless the loans are secured by specified collateral, and require those transactions to have terms comparable to terms of arms-length transactions with third persons. In addition, secured loans and other transactions and investments by the Bank are generally limited in amount as to the Company and as to any other affiliate to 10% of the Bank's capital and surplus and as to the Company and all other affiliates together to an aggregate of 20% of the Bank's capital and surplus. Certain exemptions to these limitations apply to extensions of credit and other transactions between the Bank and its subsidiaries. These regulations and restrictions may limit the Company's ability to obtain funds from the Bank for its cash needs, including funds for acquisitions and for payment of dividends, interest, and operating expenses.

Under Federal Reserve regulations, banks must adopt and maintain written policies that establish appropriate limits and standards for extensions of credit secured by liens or interests in real estate or are made for the purpose of financing permanent improvements to real estate. These policies must establish loan portfolio diversification standards; prudent underwriting standards, including loan-to-value limits, that are clear and measurable; loan administration procedures; and documentation, approval, and reporting requirements. A bank's real estate lending policy must reflect consideration of the Interagency Guidelines for Real Estate Lending Policies (the "Interagency Guidelines") adopted by the federal bank regulators. The Interagency Guidelines, among other things, call for internal loan-to-value limits for real estate loans that are not in excess of the limits specified in the Guidelines. The Interagency Guidelines state, however, that it may be appropriate in individual cases to originate or purchase loans with loan-to-value ratios in excess of the supervisory loan-to-value limits.

Deposit Insurance

The Bank's deposits are insured to applicable limits by the FDIC. Under the Dodd-Frank Wall Street Reform and Consumer Protection Act, the maximum deposit insurance amount has been permanently increased from $100,000 to $250,000 and unlimited deposit insurance has been extended to non-interest-bearing transaction accounts until December 31, 2012. Prior to the Dodd-Frank Act, the FDIC had established a Temporary Liquidity Guarantee Program under which, for the payment of an additional assessment by insured banks that did not opt out, the FDIC fully guaranteed all non-interest-bearing transaction accounts until June 30, 2010 (the "Transaction Account Guarantee Program") and all senior unsecured debt of insured depository institutions or their qualified holding companies issued between October 14, 2008 and October 31, 2009, with the FDIC's guarantee expiring by December 31, 2012 (the "Debt Guarantee Program"). The Company opted out of the Debt Guarantee Program. The Bank did not opt out of either the Transaction Account Guarantee Program or the Debt Guarantee Program but did not issue any guaranteed debt.

The FDIC has adopted a risk-based premium system that provides for quarterly assessments based on an insured institution's ranking in one of four risk categories based on their examination ratings and capital ratios. Well-capitalized institutions with the CAMELS ratings of 1 or 2 are grouped in Risk Category I and, until 2009, were assessed for deposit insurance at an annual rate of between five and seven basis points of insured deposits with the assessment rate for an individual institution determined according to a formula based on a weighted average of the institution's individual CAMELS component ratings plus either five financial ratios or the average ratings of its long-term debt. Institutions in Risk Categories II, III and IV were assessed at annual rates of 10, 28 and 43 basis points, respectively.

Starting in 2009, the FDIC significantly raised the assessment rate in order to restore the reserve ratio of the Deposit Insurance Fund to the statutory minimum of 1.15% . For the quarter beginning January 1, 2009, the FDIC raised the base annual assessment rate for institutions in Risk Category I to between 12 and 14 basis points while the base annual assessment rates for institutions in Risk Categories II, III and IV were increased to 17, 35 and 50 basis points, respectively. For the quarter beginning April 1, 2009 the FDIC set the base annual assessment rate for institutions in Risk Category I to between 12 and 16 basis points and the base annual assessment rates for institutions in Risk Categories II, III and IV at 22, 32 and 45 basis points, respectively. An institution's assessment rate could be lowered by as much as five basis points based on the ratio of its long-term unsecured debt to deposits or, for smaller institutions based on the ratio of certain amounts of Tier 1 capital to adjusted assets. The assessment rate may be adjusted for Risk Category I institutions that have a high level of brokered deposits and have experienced higher levels of asset growth (other than through acquisitions) and could be increased by as much as ten basis points for institutions in Risk Categories II, III and IV whose ratio of brokered deposits to deposits exceeds 10%. Reciprocal deposit arrangements like CDARS® were treated as brokered deposits for Risk Category II, III and IV institutions but not for institutions in Risk Category I. An institution's base assessment rate would also be increased if an institution's ratio of secured liabilities (including FHLB advances and repurchase agreements) to deposits exceeds 25%. The maximum adjustment for secured liabilities for institutions in Risk Categories I, II, III and IV would be 8, 11, 16 and 22.5 basis points, respectively, provided that the adjustment may not increase an institution's base assessment rate by more than 50%.

The FDIC imposed a special assessment equal to five basis points of assets less Tier 1 capital as of June 30, 2009, payable on September 30, 2009, and reserved the right to impose additional special assessments. Instead of imposing additional special assessments during 2009, the FDIC required all insured depository institutions to prepay their estimated risk-based assessments for the fourth quarter of 2009, and for all of 2010, 2011 and 2012 on December 30, 2009. For purposes of estimating the future assessments, each institution's base assessment rate in effect on September 30, 2009 was used, increased by three basis points beginning in 2011, and the assessment base was increased at a 5% annual growth rate. The prepaid assessment will be applied against actual quarterly assessments until exhausted. Any funds remaining after June 30, 2013 will be returned to the institution. Requiring this prepaid assessment does not preclude the FDIC from changing assessment rates or from further revising the risk-based assessment system.

The Dodd-Frank Act requires the FDIC to take such steps as necessary to increase the reserve ratio of the Deposit Insurance Fund from 1.15% to 1.35% of insured deposits by 2020. In setting the assessments, the FDIC is required to offset the effect of the higher reserve ratio against insured depository institutions with total consolidated assets of less than $10 billion. The Dodd-Frank Act also broadens the base for FDIC insurance assessments so that assessments will be based on the average consolidated total assets less average tangible equity capital of a financial institution rather than on its insured deposits. The FDIC has adopted a new restoration plan to increase the reserve ratio to 1.15% by September 30, 2020 with additional rulemaking scheduled for 2011 regarding the method to be used to achieve a 1.35% reserve ratio by that date and offset the effect on institutions with assets less than $10 billion in assets. Pursuant to the new restoration plan, the FDIC will forgo the 3 basis point increase in assessments scheduled to take effect on January 1, 2011. The FDIC has proposed new assessment regulations that would redefine the assessment base as average consolidated assets less average tangible equity. The proposed regulations would use the current assessment rate schedule with modifications to the unsecured debt and brokered deposit adjustments and the elimination of the secured liability adjustment.

In addition, all FDIC-insured institutions are required to pay assessments to the FDIC to fund interest payments on bonds issued by the Financing Corporation ("FICO"), an agency of the Federal government established to recapitalize the Federal Savings and Loan Insurance Corporation. The FICO assessment rates, which are determined quarterly, averaged .0108% of insured deposits on an annualized basis in fiscal year 2009. These assessments will continue until the FICO bonds mature in 2017.

Regulatory Capital Requirements

The Federal Reserve has established guidelines for maintenance of appropriate levels of capital by bank holding companies and member banks. The regulations impose two sets of capital adequacy requirements: minimum leverage rules, which require bank holding companies and banks to maintain a specified minimum ratio of capital to total assets, and risk-based capital rules, which require the maintenance of specified minimum ratios of capital to "risk-weighted" assets.

The regulations of the Federal Reserve in effect at December 31, 2010 impose capital ratio requirements on bank holding companies with assets of more than $500 million as of June 30 of the prior year. The Company, therefore, became subject to the Federal Reserves capital ratio requirements during 2010. The Bank is also subject to the Federal Reserve's capital standards. The regulations of the Federal Reserve in effect at December 31, 2010, required all member banks to maintain a minimum leverage ratio of "Tier 1 capital" (as defined in the risk-based capital guidelines discussed in the following paragraphs) to total assets of 3.0%. The capital regulations state, however, that only the strongest bank holding companies and banks, with composite examination ratings of 1 under the rating system used by the federal bank regulators, would be permitted to operate at or near this minimum level of capital. All other banks are expected to maintain a leverage ratio of at least 1% to 2% above the minimum ratio, depending on the assessment of an individual organization's capital adequacy by its primary regulator. A bank experiencing or anticipating significant growth is expected to maintain capital well above the minimum levels. In addition, the Federal Reserve has indicated that it also may consider the level of an organization's ratio of tangible Tier 1 capital (after deducting all intangibles) to total assets in making an overall assessment of capital.

In general, the risk-based capital rules of the Federal Reserve in effect at December 31, 2010, required member banks to maintain minimum levels based upon a weighting of their assets and off-balance sheet obligations according to risk. The risk-based capital rules have two basic components: a core capital (Tier 1) requirement and a supplementary capital

(Tier 2) requirement. Core capital consists primarily of common stockholders' equity, noncumulative perpetual preferred stock, and minority interests in the equity accounts of consolidated subsidiaries; less all intangible assets, except for certain mortgage servicing rights and purchased credit card relationships. Supplementary capital elements include, subject to certain limitations, the allowance for losses on loans and leases; perpetual preferred stock that does not qualify as Tier 1 capital; long-term preferred stock with an original maturity of at least 20 years from issuance; hybrid capital instruments, including perpetual debt and mandatory convertible securities; subordinated debt, intermediate-term preferred stock, and up to 45% of pre-tax net unrealized gains on available for sale equity securities.

The risk-based capital regulations assign balance sheet assets and credit equivalent amounts of off-balance sheet obligations to one of four broad risk categories based principally on the degree of credit risk associated with the obligor. The assets and off-balance sheet items in the four risk categories are weighted at 0%, 20%, 50%, and 100%. These computations result in the total risk-weighted assets.

The risk-based capital regulations require all commercial banks to maintain a minimum ratio of total capital to total risk-weighted assets of 8%, with at least 4% as core capital. For the purpose of calculating these ratios: (i) supplementary capital is limited to no more than 100% of core capital; and (ii) the aggregate amount of certain types of supplementary capital is limited. In addition, the risk-based capital regulations limit the allowance for credit losses that may be included in capital to 1.25% of total risk-weighted assets.

The federal bank regulatory agencies have established a joint policy regarding the evaluation of commercial banks' capital adequacy for interest rate risk. Under the policy, the Federal Reserve's assessment of a bank's capital adequacy includes an assessment of the bank's exposure to adverse changes in interest rates. The Federal Reserve has determined to rely on its examination process for such evaluations rather than on standardized measurement systems or formulas. The Federal Reserve may require banks that are found to have a high level of interest rate risk exposure or weak interest rate risk management systems to take corrective actions. Management believes its interest rate risk management systems and its capital relative to its interest rate risk are adequate.

Federal banking regulations also require banks with significant trading assets or liabilities to maintain supplemental risk-based capital based upon their levels of market risk. The Bank did not have significant levels of trading assets or liabilities during 2010, and was not required to maintain such supplemental capital.

The Federal Reserve has established regulations that classify banks by capital levels and provide for the Federal Reserve to take various "prompt corrective actions" to resolve the problems of any bank that fails to satisfy the capital standards. Under these regulations, a well-capitalized bank is one that is not subject to any regulatory order or directive to meet any specific capital level and that has a total risk-based capital ratio of 10% or more, a Tier 1 risk-based capital ratio of 6% or more, and a leverage ratio of 5% or more. An adequately capitalized bank is one that does not qualify as well-capitalized but meets or exceeds the following capital requirements: a total risk-based capital ratio of 8%, a Tier 1 risk-based capital ratio of 4%, and a leverage ratio of either (i) 4% or (ii) 3% if the bank has the highest composite examination rating. A bank that does not meet these standards is categorized as undercapitalized, significantly undercapitalized, or critically undercapitalized, depending on its capital levels. A bank that falls within any of the three undercapitalized categories established by the prompt corrective action regulation is subject to severe regulatory sanctions. As of December 31, 2010, the Bank was well capitalized as defined in the Federal Reserve's regulations.

For additional information regarding the Company's and the Bank's compliance with their respective regulatory capital requirements, see Note 13, "Regulatory Matters," to the consolidated financial statements.

Supervision and Regulation of Mortgage Banking Operations

The Company's mortgage banking business is subject to the rules and regulations of the U.S. Department of Housing and Urban Development ("HUD"), the Federal Housing Administration ("FHA"), the Veterans' Administration ("VA"), and FNMA with respect to originating, processing, selling, and servicing mortgage loans. Those rules and regulations, among other things, prohibit discrimination and establish underwriting guidelines, which include provisions for inspections and appraisals, require credit reports on prospective borrowers, and fix maximum loan amounts. Lenders such as the Company are required annually to submit to FNMA, FHA and VA audited financial statements, and each regulatory entity has its own financial requirements. The Company's affairs are also subject to examination by the Federal Reserve, FNMA, FHA and VA at all times to assure compliance with the applicable regulations, policies, and procedures. Mortgage origination activities are subject to, among others, the Equal Credit Opportunity Act, Federal Truth-in-Lending Act, Fair Housing Act, Fair Credit Reporting Act, the National Flood Insurance Act and the Real Estate Settlement Procedures Act and related regulations that prohibit discrimination and require the disclosure of certain basic information to mortgagors concerning credit terms and settlement costs. The Company's mortgage banking operations also are affected by various state and local laws and regulations and the requirements of various private mortgage investors.

Markets

The Company's primary market area comprises Cecil and Harford Counties in northeastern Maryland.

The Bank's executive office, two branches, and financial and loan centers are in Elkton, Maryland, and additional Cecil County branches are located in North East, Fair Hill, Rising Sun, Cecilton, and Conowingo, Maryland. Elkton is the county seat, and has a population of approximately 12,000. The population of the Cecil County is approximately 86,000. Cecil County is located in the extreme northeast of the Chesapeake Bay, at the crux of four states - Maryland, Delaware, Pennsylvania, and New Jersey. Elkton is located about 50 miles from Philadelphia and Baltimore. One-fifth of the U.S. population resides within 300 miles of the County. Interstate I-95, the main north-south East Coast artery, bisects the County. In addition, the four lane U.S. 40 parallels the Interstate. Cecil County has over 200 miles of waterfront between five rivers and the Chesapeake Bay. Key employers include companies such as Air Products, ATK, DuPont, General Electric, W.L. Gore & Associates, IKEA and Terumo Medical, as well as State, County and Local Governments.

The Bank also operates one branch in Aberdeen and two banking offices in Havre de Grace, Maryland, in Harford County. Harford County is twenty-three miles from Baltimore and twenty miles from Wilmington, Delaware. The county is a major transportation link; Interstate 95 and mainlines for CSX Railroad and Conrail run through the County. The County's major industrial centers along the I-95 Corridor are Aberdeen, Belcamp, Edgewood and Havre de Grace. Major private sector employers in the county include Battelle, CACI, Clorox Products Manufacturing, Custom Direct, Computer Sciences Corporation, Cytec Engineered Materials, EAI (a subsidiary of SAIC), EG&G/Lear Siegler, EPS, Frito-Lay, Independent Can, MITRE Corporation, Northrop Grumman, Nutramax Laboratories, Rite Aid, SafeNet, SAIC, Saks Fifth Avenue, Smiths Detection, SURVICE Engineering, and Upper Chesapeake Health. The U.S. Army Aberdeen Proving Ground is the major government employer in the county.

Loans and Mortgage Backed Securities

One to Four Family Residential Real Estate Lending. The Bank offers conventional mortgage loans on one- to four-family residential dwellings. Most loans are originated in amounts up to $350,000, on single-family properties located in the Bank's primary market area. The Bank makes conventional mortgage loans, as well as loans guaranteed under the Rural Development Program of the Department of Agriculture (USDA Housing Loans). The Bank's mortgage loan originations are generally for terms of 15, 20 and 30 years, amortized on a monthly basis with interest and principal due each month. Residential real estate loans often remain outstanding for significantly shorter periods than their contractual terms as borrowers may refinance or prepay loans at their option, without penalty. Conventional residential mortgage loans granted by the Bank customarily contain "due-on-sale" clauses that permit the Bank to accelerate the indebtedness of the loan upon transfer of ownership of the mortgaged property. The Bank uses standard Federal Home Loan Mortgage Corporation ("FHLMC") documents, to allow for the sale of loans in the secondary mortgage market. The Bank's lending policies generally limit the maximum loan-to-value ratio on mortgage loans secured by owner-occupied properties to 95% of the lesser of the appraised value or purchase price of the property, with the condition that private mortgage insurance is required on loans with a loan-to-value ratio in excess of 80%. Loans originated under Rural

Development programs have loan-to-value ratios of up to 100% due to the guarantees provided by those agencies. The substantial majority of loans in the Bank's loan portfolio have loan-to-value ratios of 80% or less.

The Bank offers adjustable-rate mortgage loans with terms of up to 40 years. Adjustable-rate loans offered by the Bank include loans which reprice every one, three or five years and provide for an interest rate which is based on the interest rate paid on U.S. Treasury securities of a corresponding term. All newly originated residential adjustable rate mortgage loans have interest rate adjustments limited to three percentage points annually with no interest rate ceiling over the life of the loan. New loans also have an interest rate floor imbedded within the promissory note. Previously originated loans contain a limit on rate adjustments of two percentage points annually and six percentage points over the life of the loan.

The Bank retains all adjustable-rate mortgages it originates, which are designed to reduce the Bank's exposure to changes in interest rates. The retention of adjustable-rate mortgage loans in the Bank's loan portfolio helps reduce the Bank's exposure to increases in interest rates. However, there are unquantifiable credit risks resulting from potential increased costs to the borrower as a result of repricing of adjustable-rate mortgage loans. It is possible that during periods of rising interest rates, the risk of default on adjustable-rate mortgage loans may increase due to the upward adjustment of interest cost to the borrower.

The Bank also originates conventional fixed-rate mortgages with terms of 15, 20, 30 or 40 years. The Bank has originated all fixed-rate mortgage loans in recent years for sale in the secondary mortgage market, and a substantial majority of all fixed-rate loans originated since 1990 have been sold, primarily to the FHLMC, with servicing retained by the Bank. Management assesses its fixed rate loan originations on an ongoing basis to determine whether the Bank's portfolio position warrants the loans being sold or held in the Bank's portfolio.

During the year ended December 31, 2010, the Bank originated $3,462,000 in adjustable-rate mortgage loans and $11,606,000 in fixed-rate mortgage loans. The Bank also offers second mortgage loans. These loans are secured by a junior lien on residential real estate. The total of first and second liens may not exceed a 90% loan to value ratio. Loans have terms of 5, 10 and 15 years and have fixed rates. The Bank offers home equity lines of credit, which are secured by a junior lien on residential real estate. Customers are approved for a line of credit that provides for an interest rate, which varies monthly, and customers pay 2% of the balance per month.

Construction and Land Loans. The Bank's construction lending has primarily involved lending for construction of single-family residences, although the Bank does lend funds for the construction of commercial properties and multi-family real estate. All loans for the construction of speculative sale homes have a loan value ratio of not more than 80%. The Bank has financed the construction of non-residential properties on a case by case basis. Loan proceeds are disbursed during the construction phase according to a draw schedule based on the stage of completion. Construction projects are inspected by contracted inspectors or bank personnel. Construction loans are underwritten on the basis of the estimated value of the property as completed.

The Bank also, from time to time, originates loans secured by raw land. Land loans granted to individuals have a term of up to 10 years and interest rates adjust every one, three or five years. Land loans granted to developers have terms of up to three years. The substantial majority of land loans have a loan-to-value ratio not exceeding 75%. Loans involving construction financing and loans on raw land have a higher level of risk than loans for the purchase of existing homes since collateral values, land values, development costs and construction costs can only be estimated at the time the loan is approved. The Bank has sought to minimize its risk in construction lending and in lending for the purchase of raw land by offering such financing primarily to builders and developers to whom the Bank has loaned funds in the past and to persons who have previous experience in such projects. The Bank also limits construction lending and loans on raw land to its market area, with which management is familiar, except in conjunction with participated loans.

Multi-Family and Commercial Real Estate Lending. The Bank originates loans on multi-family residential and commercial properties in its market area. Loans secured by multi-family and commercial real estate generally are larger and involve greater risks than one- to four-family residential mortgage loans. Because payments on loans secured by such properties are often dependent on successful operation or management of the properties, repayment of such loans may be subject to a greater extent to adverse conditions in the real estate market or the economy. The Bank seeks to minimize these risks in a variety of ways, including limiting the size and loan-to-value ratios of its multi-family and commercial real estate loans. The Bank's permanent multi-family and commercial real estate loans are typically secured by retail or wholesale establishments, motels/hotels, service industries and industrial or warehouse facilities. Multi-family and commercial real estate loans generally have terms of 20 to 40 years, are either tied to the prime rate or have interest rate adjustments every one, three or five years. These adjustable rate loans have no interest rate change limitations, either annually or over the life of the loan. The loans are also subject to imbedded interest rate floors with no interest rate ceiling over the life of the loan. Multi-family and commercial mortgages are generally made in amounts not exceeding 80% of the lesser of the appraised value or purchase price of the property. Interest rates on commercial real estate loans are negotiated on a loan-by-loan basis. Pursuant to the written agreement with the Reserve Bank and the Commissioner, the Bank has adopted a plan for monitoring the risks of its commercial real estate loan portfolio which includes the reduction of certain concentrations in the portfolio.

Commercial Business Loans. The Bank offers commercial business loans and both secured and unsecured loans and letters of credit, or lines of credit for businesses located in its primary market area. Most business loans have a one year term, while lines of credit can remain open for longer periods. All owners, partners, and officers must sign the loan agreement. The security for a business loan depends on the amount borrowed, the business involved, and the strength of the borrower's firm. Commercial business lending entails significant risk, as the payments on such loans may depend upon the successful operation or management of the business involved. Although the Bank attempts to limit its risk of loss on such loans by limiting the amount and the term, and by requiring personal guarantees of principals of the business (when additional guarantees are deemed necessary by management), the risk of loss on commercial business loans is substantially greater than the risk of loss from residential real estate lending.

Consumer Lending. Consumer loans generally involve more risk than first mortgage loans. Repossessed collateral for a defaulted loan may not provide an adequate source of repayment of the outstanding loan balance as a result of damage, loss, or depreciation, and the remaining deficiency often does not warrant further substantial collection efforts against the borrower. In addition, loan collections are dependent on the borrower's continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Further, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount that can be recovered. These loans may also give rise to claims and defenses by a borrower against the Bank, and a borrower may be able to assert against the Bank claims and defenses that it has against the seller of the underlying collateral.

The Bank's consumer loans consist of automobile loans, deposit account loans, home improvement loans, and other consumer loans. Consumer loans are generally offered for terms of up to five years at fixed interest rates. Management expects to continue to promote consumer loans as part of its strategy to provide a wide range of personal financial services to its customers and as a means to increase the yield on the Bank's loan portfolio. The Bank makes loans for automobiles and recreational vehicles, both new and used, directly to the borrowers. The loans can be for up to the lesser of 100% of the purchase price or the retail value listed by the National Automobile Dealers Association. The terms of the loans are determined by the condition of the collateral. Collision insurance policies are required on all these loans, unless the borrower has substantial other assets and income. The Bank makes deposit account loans for up to 90% of the amount of the depositor's account balance. The maximum amount of the loan takes into consideration the amount of interest due. The term of the loan is either interest due monthly on demand, or a term loan not to exceed 5 years. The interest rate is 2% higher than the rate being paid on the deposit account. The Bank also makes other consumer loans, which may or may not be secured. The term of the loans usually depends on the collateral. Unsecured loans usually do not exceed $100,000 and have a term of no longer than 12 months. Consumer loans are generally originated at higher interest rates than residential mortgage loans but also tend to have a higher risk than residential loans due to the loan being unsecured or secured by rapidly depreciable assets.

Loan Solicitation and Processing. The Bank's lending activities are subject to written, non-discriminatory underwriting standards and loan origination procedures outlined in loan policies established by its board of directors. Detailed loan applications are obtained to determine the borrower's ability to repay, and the more significant items on these applications are verified through the use of credit reports, financial statements, and confirmations. Property valuations required by policy are performed by independent outside appraisers approved by the board of directors. With certain limited exceptions, the maximum amount that the Bank may lend to any borrower (including certain related entities of the borrower) at any one time may not exceed 15% of the unimpaired capital and surplus of the institution, plus an additional 10% of unimpaired capital and surplus for loans fully secured by readily marketable collateral. Under these limits, at December 31, 2010, the Bank's loans to one borrower cannot exceed $10,365,000.

Loan Originations and Sales. Loan originations are derived from a number of sources. Residential mortgage loan originations primarily come from walk-in customers and referrals by realtors, depositors, and borrowers. Applications are taken at all offices, but are processed by the Bank and submitted for approval, as noted above. The Bank has not purchased loans in the secondary mortgage market. All fixed-rate loans are originated according to FHLMC guidelines and, depending on market conditions, may be sold to FHLMC after origination. The Bank retains servicing on all loans sold to FHLMC.

Interest Rates and Loan Fees. Interest rates charged by the Bank on mortgage loans are primarily determined by competitive loan rates offered in its market area. Mortgage loan interest rates reflect factors such as general market interest rate levels, the supply of money available to the financial institutions industry and the demand for such loans. These factors are in turn affected by general economic conditions, the monetary policies of the Federal government, including the Board of Governors of the Federal Reserve System (the "Federal Reserve"), and general supply of money in the economy. In addition to interest earned on loans, the Bank receives fees in connection with loan commitments and originations, loan modifications, late payments and for miscellaneous services related to its loans. Income from these activities varies from period to period with the volume and type of loans originated, which in turn is dependent on prevailing mortgage interest rates and their effect on the demand for loans in the markets served by the Bank. The Bank also receives servicing fees on the loan amount of the loans that it services. At December 31, 2010, the Bank was servicing $45.0 million in loans for other financial institutions. For the years ended December 31, 2010 and 2009, the Bank recognized gross servicing income of $148,000 and $131,000, respectively, and total loan fee income of $864,000 and $783,000, respectively.

Mortgage-Backed Securities. The Bank maintains a portfolio of mortgage-backed securities in the form of Government National Mortgage Association ("GNMA") and FHLMC participation certificates. GNMA certificates are guaranteed as to principal and interest by the full faith and credit of the United States, while FHLMC certificates are guaranteed by the agency. Mortgage-backed securities generally entitle the Bank to receive a pro rata portion of the cash flows from an identified pool of mortgages. Although mortgage-backed securities yield from 30 to 100 basis points less than the loans that are exchanged for such securities, they present substantially lower credit risk and are more liquid than individual mortgage loans and may be used to collateralize obligations of the Bank. Because the Bank receives regular payments of principal and interest from its mortgage-backed securities, these investments provide more consistent cash-flows than investments in other debt securities, which generally only pay principal at maturity.

Mortgage-backed securities, however, entail certain unique risks. In a declining rate environment, accelerated prepayments of loans underlying these securities expose the Bank to the risk that it will be unable to obtain comparable yields upon reinvestment of the proceeds. In the event the mortgage-backed security has been funded with an interest-bearing liability with a maturity comparable to the original estimated life of the mortgage-backed security, the Bank's interest rate spread could be adversely affected. Conversely, in a rising interest rate environment, the Bank may experience a lower than estimated rate of repayment on the underlying mortgages, effectively extending the estimated life of the mortgage-backed security and exposing the Bank to the risk that it may be required to fund the asset with a liability bearing a higher rate of interest. The Bank seeks to minimize the effect of extension risk by focusing on investments in adjustable-rate and/or relatively short-term (seven years or shorter maturity) mortgage-backed securities. At December 31, 2010, the Bank had no mortgage derivative products that met the definition of high risk mortgage securities.

Deposits and Borrowings

Deposits. Deposits are attracted principally from the Bank's market area through the offering of a variety of deposit instruments, including savings accounts and certificates of deposit ranging in term from 91 days to 60 months, as well as regular checking, NOW, passbook and money market deposit accounts. Deposit account terms vary, principally on the basis of the minimum balance required, the time periods the funds must remain on deposit, and the interest rate. The Bank also offers individual retirement accounts ("IRAs"). The Bank's policies are designed primarily to attract deposits from local residents. To supplement local market deposits, the Bank has access to the national CD market through deposit brokers, including the Certificate of Deposit Account Registry Service ("CDARS") of Promontory Interfinancial Network and Finance 500, Inc. The Bank may use this market to meet liquidity needs. At December 31, 2010, the Bank had no one-way buy certificates of deposit that were obtained through the CDARS network or Finance 500, Inc. Because CDARS and Finance 500, Inc. deposits are considered brokered deposits, the Bank would not be able to accept or renew these deposits without FDIC permission if the Bank were less than well capitalized. Interest rates, maturity terms, service fees and withdrawal penalties are established by the Bank on a periodic basis. Determination of rates and terms are predicated upon funds acquisition and liquidity requirements, rates paid by competitors, growth goals and federal regulations.

Borrowings. Deposits historically have been the primary source of funds for the Bank's lending and investment activities and for its general business activities. The Bank is authorized, however, to use advances from the FHLB of Atlanta to supplement its supply of lendable funds and to meet deposit withdrawal requirements. Advances from the FHLB typically are secured by the Bank's stock in the FHLB or pledged assets. The Bank utilized advances from FHLB during the year. The FHLB of Atlanta functions as a central reserve bank providing credit for member financial institutions. As a member, the Bank is required to own capital stock in the FHLB and is authorized to apply for advances on the security of such stock and certain of its loans and other assets (principally, securities which are obligations of, or guaranteed by, the United States) provided certain standards related to creditworthiness have been met.

Competition

The Company offers a wide range of lending and deposit services in its market area. The Company experiences substantial competition both in attracting and retaining deposits, in making loans, and in providing investment, insurance, and other services. Management believes the Bank is able to compete effectively in its primary market area.

The primary factors in competing for loans are interest rates, loan origination fees, and the range of services offered by lenders. Competitors for loan originations include other commercial banks, savings associations, mortgage bankers, mortgage brokers, and insurance companies. The Bank's principal competitors for deposits are other financial institutions, including other banks, savings associations, and credit unions located in the Bank's primary market area of Cecil and Harford Counties in Maryland or doing business in the market area through the internet, by mail, or by telephone. Competition among these institutions is based primarily on interest rates and other terms offered, service charges imposed on deposit accounts, the quality of services rendered, and the convenience of banking facilities. Additional competition for depositors' funds comes from U.S. Government securities, private issuers of debt obligations and suppliers of other investment alternatives for depositors, such as securities firms. Competition from credit unions has intensified in recent years as historical federal limits on membership have been relaxed. Because federal law subsidizes credit unions by giving them a general exemption from federal income taxes, credit unions have a significant cost advantage over banks and savings associations, which are fully subject to federal income taxes. Credit unions may use this advantage to offer rates that are highly competitive with those offered by banks and thrifts.

The banking business in Maryland generally, and the Bank's primary service area specifically, is highly competitive with respect to both loans and deposits. The Bank competes with many larger banking organizations that have offices over a wide geographic area. These larger institutions have certain inherent advantages, such as the ability to finance wide-ranging advertising campaigns and promotions and to allocate their investment assets to regions offering the highest yield and demand. They also offer services, such as international banking, that are not offered directly by the Bank (but are available indirectly through correspondent institutions), and, by virtue of their larger total capitalization, such banks have substantially higher legal lending limits, which are based on bank capital, than does the Bank. The Bank can arrange loans in excess of its lending limit, or in excess of the level of risk it desires to take, by arranging participations with other banks. Other entities, both governmental and in private industry, raise capital through the issuance and sale of debt and equity securities and indirectly compete with the Bank in the acquisition of deposits.

In addition to competing with other commercial banks, savings associations, and credit unions, commercial banks such as the Bank compete with nonbank institutions for funds. For instance, yields on corporate and government debt and equity securities affect the ability of commercial banks to attract and hold deposits. Commercial banks also compete for available funds with mutual funds. These mutual funds have provided substantial competition to banks for deposits, and it is anticipated they will continue to do so in the future.

Based on data compiled by the FDIC as of June 30, 2010 (the latest date for which such information is available), the Bank had the second largest share of FDIC-insured deposits in Cecil County with approximately 28% and the 9th largest share of FDIC-insured deposits in Harford County with approximately 3%. This data does not reflect deposits held by credit unions with which the Bank also competes.

Employees

As of December 31, 2010, the Company and the Bank employed 93 persons. None of the Company's or the Bank's employees is represented by a union or covered under a collective bargaining agreement. Management of the Company and the Bank consider their employee relations to be excellent.

Item 1A. Risk Factors.

Not applicable.

Item 1B. Unresolved Staff Comments.

Not applicable.

Item 2. Properties

Following are the locations of the Bank at December 31, 2010. The Company has no other locations.

Popular Name	Location
Main Office	127 North Street, Elkton, MD 21921
Cecil Financial Center*	135 North Street, Elkton, MD 21921
Elkton Drive Thru Office	200 North Street, Elkton, MD 21921
Corporate Center	118 North Street, Elkton, MD 21921
North East*	108 North East Plaza, North East, MD 21901
Fair Hill	4434 Telegraph Road, Elkton, MD 21921
Rising Sun*	56 Rising Sun Towne Centre, Rising Sun, MD 21911
Turkey Point	1223 Turkey Point Road, North East, MD 21901
Cecilton	122 West Main Street, Cecilton, MD 21913
Crossroads*	114 E. Pulaski Hwy, Elkton, MD 21921
Aberdeen	3 W. Bel Air Avenue, Aberdeen, MD 21001
Conowingo	390 Conowingo Road, Conowingo, MD 21918
Downtown Havre de Grace	303-307 St John Street, Havre de Grace, MD 21078
Route 40 Havre de Grace	1609 Pulaski Highway, Havre de Grace, MD 21078

*Leased.

Item 3. Legal Proceedings

In the normal course of business, Cecil Bancorp is subject to various pending and threatened legal actions. The relief or damages sought in some of these actions may be substantial. After reviewing pending and threatened actions with counsel, management considers that the outcome of such actions will not have a material adverse effect on Cecil Bancorp's financial position; however, the Bank is not able to predict whether the outcome of such actions may or may not have a material adverse effect on results of operations in a particular future period as the timing and amount of any resolution of such actions and relationship to the future results of operations are not known.

Item 4. [Reserved]

PART II

Item 5. Market for Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Common shares of Cecil Bancorp are traded over the counter under the symbol CECB, with quotations available on the OTC Bulletin Board. The Company did not pay dividends during 2010, while stockholders received cash dividends totaling $0.075 per share in 2009. The ratio of dividends per share to diluted net income per common share was 0% in 2010, compared to -8.4% for 2009. The dividend amount is established by the Board of Directors each quarter. In making its decision on dividends, the Board considers operating results, financial condition, capital adequacy, regulatory requirements, shareholder returns and other factors. Until the third anniversary of the issuance of the Series A Preferred Stock to the Treasury Department or its earlier redemption or transfer by the Treasury Department to an unaffiliated holder, the Company may not increase the dividend on the common stock or repurchase any shares of common stock without the consent of the Treasury Department.

In order to conserve capital in the current uncertain economic environment, the Company's Board of Directors determined that it was in the best interests of the Company and its stockholders not to declare a dividend on its common stock during 2010 and not to declare the dividends payable during 2010 on its Series A Preferred Stock. In addition, the Company has given notice of its intention to defer interest payments on the subordinated debentures underlying its two outstanding issues of trust preferred securities as permitted by the indentures therefor. During the period during which the Company defers payments on its subordinated debentures, it will be prohibited under the indentures from declaring or paying dividends on its capital stock. The Company will be prohibited from declaring or paying dividends on its common stock while dividends on its Series A Preferred Stock are in arrears. No determination has been made as to whether or when the Company will resume the payment of dividends on its common or preferred stock or interest payments on its subordinated debentures. Any such future payments will depend on a variety of factors including, but not limited to, the Company's capital needs, operating results, tax considerations, statutory and regulatory limitations and economic considerations.

The number of common shareholders of record was approximately 615 as of February 9, 2011, excluding stockholders who hold in nominee or "street name."

Quarterly Stock Information [(1)]

	2010			2009		
	Stock Price Range		Per Share	Stock Price Range		Per Share
Quarter	Low	High	Dividend	Low	High	Dividend
1st Quarter	$ 2.85	$ 5.00	$ 0.000	$ 4.00	$ 6.75	$ 0.025
2nd Quarter	2.25	4.20	0.000	4.35	6.00	0.025
3rd Quarter	1.75	3.25	0.000	3.75	4.50	0.025
4th Quarter	1.70	3.20	0.000	2.75	4.90	0.000
Total			$ 0.000			$ 0.075

(1) Quotations reflect inter-dealer price, without retail mark-up, mark-down or commissions, and may not represent actual transactions.

Item 6. Selected Financial Data

Five Year Summary of Selected Financial Data

(Dollars in thousands, except per share data)	2010	2009	2008	2007	2006
RESULTS OF OPERATIONS:					
Interest Income	$ 27,467	$ 30,296	$ 29,451	$ 28,244	$ 21,646
Interest Expense	10,335	12,428	14,313	14,346	10,167
Net Interest Income	17,132	17,868	15,138	13,898	11,479
Provision for Loan Losses	5,340	10,640	3,405	935	665
Net Interest Income after Provision for Loan Losses	11,792	7,228	11,733	12,963	10,814
Noninterest Income	2,065	2,169	1,138	1,500	1,261
Noninterest Expenses	12,096	13,159	10,015	9,004	7,847
Income (Loss) before Income Taxes	1,761	(3,762)	2,856	5,459	4,228
Income Tax Expense (Benefit)	649	(1,282)	1,005	2,059	1,520
Net Income (Loss)	1,112	(2,480)	1,851	3,400	2,708
Preferred Stock Dividends and Discount Accretion	(715)	(791)	-	-	-
Net Income (Loss) Available to Common Stockholders	397	(3,271)	1,851	3,400	2,708
PER SHARE DATA: (1)					
Basic Net Income (Loss) Per Common Share	$ .11	$ (.89)	$ .50	$ .92	$ .74
Diluted Net Income (Loss) Per Common Share	.11	(.89)	.49	.92	.74
Dividends Declared Per Common Share	.000	.075	.10	.10	.10
Book Value (at year end) (2)	7.18	7.06	7.83	7.41	6.60
Tangible Book Value (at year end) (2), (3)	7.05	6.95	7.15	6.75	5.95
FINANCIAL CONDITION (at year end):					
Assets	$ 487,195	$ 509,819	$ 492,397	$ 401,432	$ 347,451
Loans, net	364,842	424,047	401,749	355,595	310,083
Investment Securities	11,648	6,413	12,012	5,219	6,271
Deposits	358,138	382,338	364,551	267,032	270,604
Stockholders' Equity	37,608	36,979	40,392	27,242	24,273
PERFORMANCE RATIOS (for the year):					
Return on Average Assets	.22%	-.49%	.42%	.92%	.91%
Return on Average Equity	2.93	-6.30	6.47	13.28	11.70
Net Interest Margin	3.90	3.90	3.78	4.05	4.18
Efficiency Ratio (4)	63.01	65.67	61.53	58.48	61.59
Dividend Payout Ratio	0.00	-8.46	20.41	10.87	13.51
CAPITAL AND CREDIT QUALITY RATIOS:					
Average Equity to Average Assets	7.57%	7.85%	6.56%	6.92%	7.81%
Allowance for Loan Losses to Loans	3.97	3.27	1.55	.87	.71
Nonperforming Assets to Total Assets	17.59	9.66	2.70	1.42	.46
Net Charge-offs to Average Loans	1.14	.63	.05	.01	.07

(1) All per share amounts have been adjusted to give retroactive effect for the 1% stock dividends approved by the Board of Directors in March 2006, May 2006, and August 2006, and the two-for-one stock split approved by the Board of Directors in March 2007.
(2) Book value is computed using the amount allocated to common stockholders, that is total stockholders' equity, less the Series A Preferred Stock.
(3) Total stockholders' equity less the Series A Preferred Stock, net of goodwill and other intangible assets, divided by the number of shares of common stock outstanding at year end.
(4) The Efficiency Ratio equals noninterest expenses as a percentage of net interest income plus noninterest income.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read this Management's Discussion and Analysis of the Company's consolidated financial condition and results of operations in conjunction with the Company's consolidated financial statements and the accompanying notes.

Summary

Cecil Bancorp, Inc. (the "Company") is the holding company for Cecil Bank (the "Bank"). The Bank is a community-oriented commercial bank chartered under the laws of the State of Maryland and is a member of the Federal Reserve System. The Bank commenced operations in 1959 as a Federal savings and loan association and converted to a Maryland commercial bank in 2002. The Bank conducts its business through its main office in Elkton, Maryland, and branches in Elkton, North East, Fair Hill, Rising Sun, Cecilton, Aberdeen, Conowingo, and Havre de Grace, Maryland. Cecil Service Corporation, a subsidiary of the Bank, acts as leasing agent for the leased branches. The Bank's business strategy is to operate as an independent community-oriented financial institution funded primarily by retail deposits.

Consolidated Average Balances, Yields and Costs (1)

	2010			2009			2008		
(Dollars in thousands)	Average Balance	Interest	Yield/ Cost	Average Balance	Interest	Yield/ Cost	Average Balance	Interest	Yield/ Cost
Assets:									
Loans (2)	$ 405,432	$ 27,131	6.69%	$ 415,281	$ 30,082	7.24%	$ 382,779	$ 28,951	7.56%
Investment securities	9,039	229	2.53	3,904	134	3.43	5,697	249	4.37
Other earning assets	25,126	107	0.42	39,024	80	0.21	12,096	251	2.08
Total earning assets	439,597	27,467	6.25	458,209	30,296	6.61	400,572	29,451	7.35
Other assets	61,918			43,149			35,196		
Total assets	$ 501,515			$ 501,358			$ 435,768		
Liabilities and Stockholders' Equity:									
Deposits	$ 372,794	6,681	1.79%	$ 373,003	8,836	2.37%	$ 301,982	10,311	3.41%
FHLB advances	63,577	2,464	3.88	63,721	2,470	3.88	80,637	2,865	3.55
Fed funds purchased	-	-	0.00	132	1	0.96	433	13	3.10
Junior subordinated debentures	17,000	1,147	6.74	17,000	1,121	6.59	17,000	1,124	6.61
Other borrowed funds	890	43	4.87	-	-	0.00	-	-	0.00
Total interest-bearing liabilities	454,261	10,335	2.28	453,856	12,428	2.74	400,052	14,313	3.58
Net interest income and spread		$ 17,132	3.97%		$ 17,868	3.87%		$ 15,138	3.77%
Noninterest-bearing liabilities	9,307			8,168			7,117		
Total liabilities	463,568			462,024			407,169		
Stockholders' equity	37,947			39,334			28,599		
Total liabilities and stockholders' equity	$ 501,515			$ 501,358			$ 435,768		
Net Interest Margin			3.90%			3.90%			3.78%
Average interest earning assets to interest bearing liabilities			96.77%			100.96%			100.13%

(1) No tax equivalent adjustments were made.
(2) Non-accrual loans are included in the average balances.

Comparison of Results of Operations

Net income was $1.1 million for the year ended December 31, 2010, an increase of $3.6 million from the net loss of $2.5 million for 2009. The increase in net income is primarily the result of a $5.39 million, or 49.8%, decrease in the provision for loan losses and a $1.1 million, or 8.1%, decrease in noninterest expense, partially offset by a $736,000 (4.1%) decrease in net interest income, a $104,000, or 4.8%, decrease in noninterest income, and a $1.9 million increase in income tax expense. Net income available to common stockholders was $397,000 for the year ended December 31, 2010, an increase of $3.7 million from net loss available to common stockholders of $3.3 million for 2009. Net income/loss available to common stockholders includes preferred stock dividends and discount accretion totaling $715,000 and $791,000, respectively, for the years ended December 31, 2010 and 2009. Basic and diluted earnings per common share for 2010 were both $0.11, up $1.00 from corresponding 2009 basic and diluted loss per common share amounts of $0.89. The return on average assets and return on average equity were 0.22% and 2.93%, respectively, for the year ended December 31, 2010. This compares to a return on average assets and the return on average equity of -0.49% and -6.30%, respectively, for 2009.

Net interest income, the Company's primary source of income, decreased $736,000, or 4.1%, to $17.1 million for the year ended December 31, 2010, from $17.9 million for the year ended December 31, 2009 primarily due to a decline in average earning assets. Average interest-earning assets decreased $18.6 million, or 4.1%, which caused the ratio of average interest-earning assets to average interest-bearing liabilities to decrease to 96.77% from 100.96%. The weighted average yield on interest-earning assets decreased 36 basis points to 6.25% for the year ended December 31, 2010 from 6.61% for the year ended December 31, 2009. The weighted average rate paid on interest-bearing liabilities decreased 46 basis points to 2.28% for the year ended December 31, 2010 from 2.74% for the year ended December 31, 2009. The net interest spread increased to 3.97% for 2010 from 3.87% for 2009 and the net interest margin remained level at 3.90% for 2010 and 2009.

Interest and fees on loans receivable decreased by $3.0 million, or 9.8%, to $27.1 million for the year ended December 31, 2010 from $30.1 million for the year ended December 31, 2009. The decrease is attributable to a decrease in the average balance, a decline in the average yield earned, and a $1.2 million increase in nonaccrual interest. The average balance of loans receivable outstanding decreased $9.9 million, or 2.4%, to $405.4 million for the year ended December 31, 2010 from $415.3 million for the year ended December 31, 2009. The weighted average yield decreased to 6.69% for the year ended December 31, 2010 from 7.24% for the year ended December 31, 2009.

Interest on investment securities increased by $95,000, or 70.9%, to $229,000 for the year ended December 31, 2010 from $134,000 for the year ended December 31, 2009. The increase is attributable to an increase in the average balance outstanding, partially offset by a decrease in the weighted average yield. The average balance outstanding increased $5.1 million, or 131.5%, to $9.0 million for the year ended December 31, 2010 as compared to $3.9 million for the year ended December 31, 2009. The weighted average yield decreased to 2.53% for the year ended December 31, 2010 from 3.43% for the year ended December 31, 2009.

Other earning assets consist of Federal Home Loan Bank stock, Federal Reserve Bank stock, and interest-bearing deposits with other banks. Dividends on Federal Home Loan and Federal Reserve Bank stock increased $8,000, or 18.6%, to $51,000 for the year ended December 31, 2010 from $43,000 for the year ended December 31, 2009 primarily due to the resumption of dividends by FHLB. The average balance outstanding increased $76,000, or 1.8%, to $4.4 million for the year ended December 31, 2010 from $4.3 million for the year ended December 31, 2009. The weighted average yield increased to 1.17% for the year ended December 31, 2010 from 1.00% for the year ended December 31, 2009. Interest on the interest bearing deposits with other banks increased $19,000 to $56,000 for the year ended December 31, 2010 from $37,000 for the year ended December 31, 2009 as a result of an increase in the weighted average yield, partially offset by a decrease in the average balance outstanding. The weighted average yield increased to 0.27% for the year ended December 31, 2010 from 0.11% for the year ended December 31, 2009. The average balance outstanding decreased $14.0 million, or 40.3%, to $20.7 million for the year ended December 31, 2010 from $34.7 million for the year ended December 31, 2009.

Interest expense on deposits decreased $2.1 million, or 24.4%, to $6.7 million for the year ended December 31, 2010 from $8.8 million for the year ended December 31, 2009. The decrease was the result of decreases in the average cost of funds and the average balance. The weighted average rate decreased to 1.79% for the year ended December 31, 2010 from 2.37% for the year ended December 31, 2009. The average balance outstanding decreased $209,000, or 0.1%, to $372.8 million for the year ended December 31, 2010 from $373.0 million for the year ended December 31, 2009.

Interest expense on junior subordinated debentures increased $26,000, or 2.3%, to $1.1 million for the year ended December 31, 2010 from $1.1 million for the year ended December 31, 2009 due to additional expense incurred on previously accrued interest that has not yet been paid.

Interest expense on other borrowed funds increased $43,000 to $43,000 for the year ended December 31, 2010 from zero for the year ended December 31, 2009. The average balance outstanding was $890,000 and the weighted average rate was 4.87% for the year ended December 31, 2010.

Effect of Volume and Rate Changes on Net Interest Income

	2010 vs. 2009			2009 vs. 2008		
	Increase	Due to Change In Average *		Increase	Due to Change In Average *	
(In thousands)	or (Decrease)	Volume	Rate	or (Decrease)	Volume	Rate
Interest income from earning assets:						
Loans	$ (2,951)	$ (701)	$ (2,250)	$ 1,131	$ 2,389	$ (1,258)
Investment securities	95	138	(43)	(115)	(68)	(47)
Other interest-earning assets	27	(19)	46	(171)	200	(371)
Total Interest Income	(2,829)	(1,202)	(1,627)	845	3,987	(3,142)
Interest expense:						
Interest bearing deposits	(2,155)	(5)	(2,150)	(1,475)	2,102	(3,577)
FHLB advances	(6)	(6)	0	(395)	(639)	244
Fed funds purchased	(1)	(1)	0	(12)	(6)	(6)
Junior subordinated debentures	26	0	26	(3)	0	(3)
Other borrowed funds	43	43	0	0	0	0
Total Interest Expense	(2,093)	11	(2,104)	(1,885)	1,760	(3,645)
Net Interest Income	$ (736)	$ (1,213)	$ 477	$ 2,730	$ 2,227	$ 503

* Variances are computed line-by-line and do not add to the totals shown. Changes in rate-volume (changes in rate multiplied by the changes in volume) are allocated between changes in rate and changes in volume in proportion to the relative contribution of each.

The allowance for loan losses is increased by provisions charged to expense. Charge-offs of loan amounts determined by management to be uncollectible decrease the allowance, and recoveries of previous charge-offs are added to the allowance. The Company recognizes provisions for loan losses in amounts necessary to maintain the allowance for loan losses at an appropriate level, based upon management's reviews of probable losses inherent in the loan portfolio. The provision for loan losses decreased $5.3 million to $5.3 million for the year ended December 31, 2010 from $10.6 million for the year ended December 31, 2009 as a result of this analysis. (See "Allowance for Loan Losses.")

Noninterest income decreased $104,000, or 4.8%, to $2.1 million for the year ended December 31, 2010 from $2.2 million for the year ended December 31, 2009. Deposit account fees decreased $60,000, or 9.0%, to $604,000 for the year ended December 31, 2010 from $664,000 for the year ended December 31, 2009. ATM fees increased $40,000 to $437,000 for the year ended December 31, 2010 from $397,000 for the year ended December 31, 2009. This increase is attributable to increased surcharge fees resulting from increases in cardholder usage. Gain on the sale of other real estate owned decreased $57,000, or 20.6%, to $220,000 during the year ended December 31, 2010 from $277,000 during the year ended December 31, 2009 due to the continuing decline in real estate values. Gain on the sale of loans decreased $230,000, or 45.8%, to $272,000 for the year ended December 31, 2010 from $502,000 for the year ended December 31,

2009. Income from bank owned life insurance increased by $123,000, or 146.4%, to $207,000 for the year ended December 31, 2010 from $84,000 for the year ended December 31, 2009 due to a decline in fees charged by the carriers. Other noninterest income increased by $86,000, or 36.3%, to $323,000 for the year ended December 31, 2010 from $237,000 for the year ended December 31, 2009 primarily due to increases in rental income and income earned on our investment in Maryland Title Center, LLC.

Noninterest expense decreased $1.1 million, or 8.1%, to $12.1 million for the year ended December 31, 2010 from $13.2 million for the year ended December 31, 2009 primarily due to a $2.2 million goodwill impairment charge recorded in 2009. The Company experienced a decrease in salaries and employee benefits of $434,000, or 7.2%, to $5.6 million for the year ended December 31, 2010 from $6.1 million for the year ended December 31, 2009 primarily due to a decline in expense for the supplemental executive retirement plan. Occupancy expense increased $38,000, or 5.4%, to $742,000 for the year ended December 31, 2010 from $704,000 for the year ended December 31, 2009 primarily due to additional rent expense on our North East Plaza branch. Professional fees increased $161,000, or 37.0%, to $596,000 for the year ended December 31, 2010 from $435,000 for the year ended December 31, 2009 primarily due to increased legal fees associated with the collection of delinquent loans. The FDIC insurance premium expense increased by $185,000, or 23.3%, to $978,000 for the year ended December 31, 2010 from $793,000 for the year ended December 31, 2009. Other real estate owned expenses and valuations increased by $897,000 to $1.3 million for the year ended December 31, 2010 from $389,000 for the year ended December 31, 2009 primarily due to an increase in the number and balance of properties owned, as well as the continued decline in real estate market values. Loan collection expense increased by $290,000, or 219.7%, to $422,000 for the year ended December 31, 2010 from $132,000 for the year ended December 31, 2009 primarily due to increased expenses associated with the collection of the growing number and balance of nonperforming loans. The Company recorded no goodwill impairment for the year ended December 31, 2010 as compared to $2.2 million for the year ended December 31, 2009. Primarily due to the further decline in our market capitalization during the fourth quarter of 2009, we determined that goodwill was 100% impaired and we therefore recorded an impairment charge of $2.2 million for the year ended December 31, 2009.

Income tax expense for the year ended December 31, 2010 was $649,000 as compared to a benefit of $1.3 million for the year ended December 31, 2009, which equates to effective rates of 36.9% and 34.1%, respectively.

Comparison of Financial Condition

The Company's assets decreased by $22.6 million, or 4.4%, to $487.2 million at December 31, 2010 from $509.8 million at December 31, 2009 primarily as a result of the paydown of loans receivable. This decrease enabled us to not renew higher rate certificates of deposit, increase our cash and cash equivalents, and invest in investment securities held-to-maturity. Cash and cash equivalents increased by $16.5 million, or 46.5%, to $52.0 million at December 31, 2010 from $35.5 million at December 31, 2009 primarily due to the decrease in loans receivable, partially offset by the decline in deposits and the purchase of investment securities. Investment securities held-to-maturity increased by $4.8 million, or 101.9%, to $9.5 million at December 31, 2010 from $4.7 million at December 31, 2009 primarily as a result of the cash obtained from the decline in loans receivable.

The gross loans receivable portfolio decreased by $58.5 million, or 13.3%, to $379.9 million at December 31, 2010 from $438.4 million at December 31, 2009. The decrease in loans receivable reflects both a tightening of the Bank's lending standards and diminished loan demand. Management has also sought to shrink the loan portfolio in order to improve capital ratios. During the period, we realized a $23.1 million (23.0%) decline in construction loans, a $12.8 million (9.8%) decrease in 1-4 family residential and home equity loans, a $2.1 million (29.1%) decrease in multi-family residential loans, a $13.9 million (8.1%) decrease in commercial real estate loans, and a $5.8 million (29.9%) decline in commercial business loans. The allowance for loan losses increased by $726,000, or 5.1%, to $15.1 million at December 31, 2010 from $14.4 million at December 31, 2009 (see "Allowance for Loan Losses" below).

Other real estate owned increased $13.4 million, or 291.7%, to $18.0 million at December 31, 2010 from $4.6 million at December 31, 2009 due to the acquisition of additional properties in satisfaction of loans receivable. The substantial majority of this increase is due to four construction loans totaling $11.8 million at the time of acquisition. Other intangible assets, consisting entirely of mortgage servicing rights, increased by $62,000, or 15.2%, to $469,000 at December 31, 2010 from $407,000 at December 31, 2009. Deferred tax assets increased $1.4 million, or 15.4%, to $10.3 million at December 31, 2010 from $8.9 million at December 31, 2009. Other assets increased $371,000, or 9.8%, to $4.2 million at December 31, 2010 from $3.8 million at December 31, 2009, primarily due to an increase in income tax receivable, partially offset by the decline in the prepaid FDIC premium.

The Company's liabilities decreased $23.2 million, or 4.9%, to $449.6 million at December 31, 2010 from $472.8 million at December 31, 2009. Deposits decreased $24.2 million, or 6.3%, to $358.1 million at December 31, 2010 from $382.3 million at December 31, 2009. Some of the cash received from the decline in loans receivable allowed us to not renew higher rate certificates of deposit. NOW and money market accounts increased by $4.4 million (10.5%), savings accounts increased by $764,000 (3.7%), certificates of deposit decreased by $31.3 million (10.6%), and checking accounts increased by $1.9 million (7.6%). Other borrowed funds increased to $1.2 million at December 30, 2010 from zero at December 31, 2009. In June 2009, the FASB issued guidance, effective on January 1, 2010 for companies reporting earnings on a calendar-year basis, changing the requirements to achieve sales treatment of select loan participations. The Bank agreed to a first out participation in the first quarter 2010, which does not qualify for sales treatment, and must be accounted for as a secured borrowing under the new standard.

The Company's stockholders' equity increased by $629,000, or 1.7%, to $37.6 million at December 31, 2010 from $37.0 million at December 31, 2009. This increase is primarily due to the net income of $1.1 million, partially offset by the accrual of preferred stock dividends to the U.S. Department of the Treasury totaling $578,000.

Loans Receivable

The Bank's total gross loans declined by $58.5 million, or 13.3%, during 2010. During the period, we realized a $23.1 million (23.0%) decline in construction loans, a $12.8 million (9.8%) decrease in 1-4 family residential and home equity loans, a $2.1 million (29.1%) decrease in multi-family residential loans, a $13.9 million (8.1%) decrease in commercial real estate loans, and a $5.8 million (29.9%) decline in commercial business loans. The following table shows the composition of the loan portfolio at December 31.

(In thousands)	2010	2009	2008	2007	2006
Real estate loans:					
Construction	$ 77,442	$ 100,509	$ 103,407	$ 79,150	$ 73,782
1-4 family residential and home equity	117,093	129,847	129,581	125,723	109,151
Multi-family residential	5,123	7,227	6,852	7,149	6,679
Land	4,156	4,584	4,687	3,262	2,805
Commercial	158,799	172,703	143,126	126,850	102,348
Total real estate loans	362,613	414,870	387,653	342,134	294,765
Commercial business loans	13,513	19,290	15,995	10,206	10,755
Consumer loans	3,793	4,238	4,415	6,364	6,780
Gross loans	379,919	438,398	408,063	358,704	312,300
Less allowance for loan losses	(15,077)	(14,351)	(6,314)	(3,109)	(2,217)
Net loans	$ 364,842	$ 424,047	$ 401,749	$ 355,595	$ 310,083

The following table shows the remaining maturities or next repricing date of outstanding loans at December 31, 2010.

(In thousands)	At December 31, 2010 Remaining Maturities of Selected Credits in Years			
	1 or Less	Over 1-5	Over 5	Total
Real estate:				
Mortgage	$ 162,099	$ 166,537	$ 7,942	$ 336,578
Home equity and second mortgages	17,005	6,421	2,609	26,035
Commercial	9,997	2,680	836	13,513
Consumer	1,502	2,041	250	3,793
Total	$ 190,603	$ 177,679	$ 11,637	$ 379,919
Rate Terms:				
Fixed	$ 23,219	$ 15,923	$ 11,265	$ 50,407
Variable or adjustable	167,384	161,756	372	329,512
Total	$ 190,603	$ 177,679	$ 11,637	$ 379,919

Allowance for Loan Losses

The Bank records provisions for loan losses in amounts necessary to maintain the allowance for loan losses at the level deemed appropriate. The allowance for loan losses is provided through charges to income in an amount that management believes will be adequate to absorb losses on existing loans that may become uncollectible, based upon evaluations of the collectability of loans and prior loan loss experience. The allowance is based on careful, continuous review and evaluation of the credit portfolio and ongoing, quarterly assessments of the probable losses inherent in the loan portfolio. The Bank employs a systematic methodology for assessing the appropriateness of the allowance, which includes determination of a specific allowance, a formula allowance, and an unallocated allowance. During the year ended December 31, 2010, there were no changes in the Bank's methodology for assessing the appropriateness of the allowance.

Specific allowances are established in cases where management has identified significant conditions or circumstances related to a credit that management believes indicate the probability that a loss may be incurred in an amount different from the amount determined by application of the formula allowance.

The formula allowance is calculated by applying loss factors to corresponding categories of outstanding loans, excluding loans for which specific allocations have been made. Allowances are established for credits that do not have specific allowances according to the application of these credit loss factors to groups of loans based upon (a) their credit risk rating, for loans categorized as substandard or doubtful either by the Bank in its ongoing reviews or by bank examiners in their periodic examinations, or (b) by type of loans, for other credits without specific allowances. These factors are set by management to reflect its assessment of the relative level of risk inherent in each category of loans, based primarily on historical charge-off experience. During regulatory examinations each year, examiners review the credit portfolio, establish credit risk ratings for loans, identify charge-offs, and perform their own calculation of the allowance for loan losses. Additionally, the Bank engages an independent third party to review a significant portion of our loan portfolio. These reviews are intended to provide a self-correcting mechanism to reduce differences between estimated and actual observed losses.

The unallocated allowance is based upon management's evaluation of current economic conditions that may affect borrowers' ability to pay that are not directly measured in the determination of the specific and formula allowances. Management has chosen to apply a factor derived from the Board of Governors of the Federal Reserve System's Principal Economic Indicators, specifically the charge-off and delinquency rates on loans and leases at commercial banks. This statistical data tracks delinquency ratios on a national level. While management does not believe the region that the Bank is located has been hit as hard as others across the nation, this ratio provides a global perspective on delinquency trends. Management has identified land acquisition and development loans, as well as construction speculation loans, as higher risk due to current economic factors. These loans are reviewed individually on a quarterly basis for specific impairment.

Determining the amount of the allowance for loan losses requires the use of estimates and assumptions, which is permitted under accounting principles generally accepted in the United States of America. Actual results could differ significantly from those estimates. While management uses available information to estimate losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, as noted above, federal and state financial institution examiners, as an integral part of their examination process, periodically review the Bank's allowance for loan losses, and may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

Management determined that the appropriate allowance for loan losses at December 31, 2010 was $15.1 million, (3.97% of total loans), an increase of $726,000 (5.1%) from the $14.3 million allowance (3.27% of total loans) at December 31, 2009. Net charge-offs for the year ended December 31, 2010 were 1.14% of average loans, as compared to net charge-offs of 0.63% of average loans for 2009. The provision for loan losses required for the year ended December 31, 2010 and 2009 was $5.3 million and $10.6 million, respectively. A summary of activity in the allowance is shown below.

(Dollars in thousands)	**Years Ended December 31,**				
	2010	**2009**	**2008**	**2007**	**2006**
Balance of allowance, January 1	$14,351	$ 6,314	$ 3,109	$ 2,217	$ 1,738
Loan charge-offs:					
Real estate	(4,532)	(3,068)	(189)	0	(35)
Commercial loans	(100)	(88)	(97)	(30)	(121)
Consumer	(94)	(72)	(42)	(40)	(92)
Total charge-offs	(4,726)	(3,228)	(328)	(70)	(248)
Loan recoveries:					
Real estate	81	609	0	0	0
Commercial loans	1	0	110	0	14
Consumer	30	16	18	27	48
Total recoveries	112	625	128	27	62
Net charge-offs	(4,614)	(2,603)	(200)	(43)	(186)
Provision for loan losses	5,340	10,640	3,405	935	665
Balance of allowance, December 31	$15,077	$14,351	$ 6,314	$ 3,109	$ 2,217
Net charge-offs to average loans	(1.14)%	(0.63)%	(0.05)%	(0.01)%	(0.07)%
Allowance to total loans	3.97%	3.27%	1.55%	0.87%	0.71%

The following table presents a five year history of the allocation of the allowance for loan losses at December 31, reflecting the methodologies described above, along with the percentage of total loans in each category at December 31.

	2010		2009		2008		2007		2006	
(Dollars in thousands)	**Amount**	**Credit Mix**	**Amount**	**Credit Mix**	**Amount**	**Credit Mix**	**Amount**	**Credit Mix**	**Amount**	**Credit Mix**
Amount applicable to:										
Real estate loans:										
Construction	$ 7,268	20%	$ 6,360	23%	$ 2,756	25%	$ 1,744	22%	$ 661	9%
1-4 family residential and home equity	1,480	31	2,168	30	200	32	194	35	123	29
Multi-family residential	51	1	45	2	0	2	0	2	0	2
Land	0	1	0	1	63	1	52	1	33	1
Commercial	4,455	42	3,079	39	1,248	35	931	35	589	28
Total Real Estate Loans	13,254	95	11,652	95	4,267	95	2,921	95	1,406	69
Commercial business loans	637	4	357	4	1,806	4	64	3	659	26
Consumer Loans	174	1	52	1	241	1	124	2	152	5
Unallocated	1,012	0	2,290	0	0	0	0	0	0	0
Total allowance	$ 15,077	100%	$ 14,351	100%	$ 6,314	100%	$ 3,109	100%	$ 2,217	100%

Nonperforming Assets

Management reviews and identifies loans and investments that require designation as nonperforming assets. Nonperforming assets are: loans accounted for on a nonaccrual basis, loans past due by 90 days or more but still accruing, restructured loans, and other real estate owned (assets acquired in settlement of loans). The increase in nonperforming assets is due to the continuing slow down in the real estate market. This slow down has resulted in the inability of investors to resell properties as originally anticipated, which has led to an increase in delinquencies. The Company continues to work with these customers, which has also led to an increase in restructured loans. The following table sets forth certain information with respect to nonperforming assets.

	December 31,				
(Dollars in thousands)	**2010**	**2009**	**2008**	**2007**	**2006**
Non-accrual loans [1]	$54,420	$32,694	$10,459	$ 5,065	$ 1,382
Loans 90 days past due and still accruing	0	0	0	0	211
Restructured loans [2]	13,283	11,959	0	0	0
Total non-performing loans [3]	67,703	44,653	10,459	5,065	1,593
Other real estate owned, net	17,994	4,594	2,843	655	0
Total non-performing assets	$85,697	$49,247	$13,302	$ 5,720	$ 1,593
Non-performing loans to total loans	17.82%	10.19%	2.56%	1.41%	0.51%
Non-performing assets to total assets	17.59%	9.66%	2.70%	1.42%	0.46%
Allowance for loan losses to non-performing loans	22.27%	32.14%	60.37%	61.38%	139.17%

(1) Gross interest income that would have been recorded in 2010 if non-accrual loans had been current and in accordance with their original terms was $5,350,000, while interest actually recorded on such loans was $1,758,000.

(2) Gross interest income that would have been recorded in 2010 if restructured loans had been current and in accordance with their original terms was $889,000, while interest actually recorded on such loans was $797,000.

(3) Performing loans considered potential problem loans, as defined and identified by management, amounted to $18,070,000 at December 31, 2010. Although these are loans where known information about the borrowers' possible credit problems causes management to have doubts as to the borrowers' ability to comply with the present loan repayment terms, most are well collateralized and are not believed to present significant risk of loss. Loans classified for regulatory purposes not included in nonperforming loans do not, in management's opinion, represent or result from trends or uncertainties reasonably expected to materially affect future operating results, liquidity or capital resources or represent material credits where known information about the borrowers' possible credit problems causes management to have doubts as to the borrowers' ability to comply with the loan repayment terms.

Investment Securities

The Bank maintains a portfolio of investment securities to provide liquidity as well as a source of earnings. The Bank's investment securities portfolio consists primarily of U.S. Government and Agency securities and mortgage-backed and other securities issued by U.S. government-sponsored enterprises ("GSEs") including Freddie Mac and Fannie Mae. The Bank has also invested in various mutual funds that invest in securities that the Bank is permitted to invest in directly, including the AMF Intermediate Mortgage, Ultra Short Mortgage, and Short U.S. Government Funds, which invest in agency and private label mortgage-backed securities. The Bank has also invested in the equity securities of Triangle Capital Corporation, a publicly traded business development/small business investment company that makes debt and equity investments in middle-market companies in the Southeastern states. As a member of the Federal Reserve and FHLB systems, the Bank is also required to invest in the stock of the Federal Reserve Bank of Richmond and FHLB of Atlanta, respectively.

The composition of investment securities at December 31 is shown below.

(Dollars in thousands)	2010	2009	2008
Available-for-Sale:[1]			
Mutual Funds-AMF Intermediate Mortgage Fund	$ 133	$ 148	$ 176
Mutual Funds-AMF Ultra Short Mortgage Fund	581	571	571
Mutual Funds-AMF Short U.S. Government Fund	676	687	686
Equity Securities	359	229	193
FNMA Discount Note	—	—	9,999
Mortgage-backed Securities	410	79	87
Total	2,159	1,714	11,712
Held-to-Maturity:			
U.S. Government and Agency [2]	750	500	250
Mortgage-backed Securities	8,689	4,149	—
Other	50	50	50
Total	9,489	4,699	300
Total Investment Securities [3]	$ 11,648	$ 6,413	$ 12,012

(1) At estimated fair value.
(2) Issued by a U. S. Government Agency or secured by U.S. Government Agency collateral.
(3) The outstanding balance of no single issuer, except for U.S. Government, U.S. Government Agency, and FNMA securities, exceeded ten percent of stockholders' equity at December 31, 2010, 2009 or 2008.

Contractual maturities and weighted average yields for debt securities available-for-sale and held-to-maturity at December 31, 2010 are presented below. Expected maturities of mortgage-backed securities may differ from contractual maturities because borrowers may have the right to prepay obligations with or without prepayment penalties.

	One Year or Less		One Year to Five Years		Five Years to Ten Years	
(Dollars in thousands)	Amount	Weighted Average Yield	Amount	Weighted Average Yield	Amount	Weighted Average Yield
Available-for-Sale:						
Mortgage Backed Securities	$ —	—%	$ 339	0.66%	$ —	—%
Held-to-Maturity:						
U.S. Government and Agency	750	0.16	—	—	—	—
Mortgage Backed Securities	1,267	0.69	7,291	2.42	131	3.32
Total Debt Securities	$ 2,017	0.49%	$ 7,630	2.34%	$ 131	3.32%

	Over Ten Years		Total	
(Dollars in thousands)	Amount	Weighted Average Yield	Amount	Weighted Average Yield
Available-for-Sale:				
Mortgage Backed Securities	$ 71	4.75%	$ 410	1.37%
Held-to-Maturity:				
U.S. Government and Agency	—	—	750	0.16
Mortgage Backed Securities	—	—	8,689	2.18
Total Debt Securities	$ 71	4.75%	$ 9,849	1.99%

Deposits

The following table sets forth the average dollar amount of deposits in the various types of accounts at December 31:

	2010			2009		
(Dollars in thousands)	Average Balance	Weighted Average Rate	% of Total	Average Balance	Weighted Average Rate	% of Total
NOW and Money Market Accounts	$ 43,966	1.31%	11.79%	$ 37,907	1.76%	10.16%
Savings accounts	21,820	0.44	5.85	21,018	0.59	5.64
Term Certificates	280,963	2.14	75.37	290,725	2.79	77.94
Checking Accounts	26,045	0.00	6.99	23,353	0.00	6.26
Total Deposits	$ 372,794		100.00%	$ 373,003		100.00%

	2008		
(Dollars in thousands)	Average Balance	Weighted Average Rate	% of Total
NOW and Money Market Accounts	$ 31,595	2.27%	10.46%
Savings accounts	20,118	0.76	6.66
Term Certificates	228,601	3.71	75.70
Checking Accounts	21,668	0.00	7.18
Total Deposits	$ 301,982		100.00%

Borrowings

Year-end advances from the Federal Home Loan Bank of Atlanta consisted of the following (dollars in thousands):

2010				2009			
Amount	Maturity Date	Rate	Type	Amount	Maturity Date	Rate	Type
				$ 143	2010	3.930 %	Fixed
$ 10,000	2012	5.060 %	Fixed	10,000	2012	5.060	Fixed
7,500	2017	3.776	Fixed	7,500	2017	3.776	Fixed
7,500	2017	3.690	Fixed	7,500	2017	3.690	Fixed
11,000	2017	3.588	Fixed	11,000	2017	3.588	Fixed
9,500	2017	3.875	Fixed	9,500	2017	3.875	Fixed
15,000	2017	3.448	Fixed	15,000	2017	3.448	Fixed
3,000	2017	2.955	Fixed	3,000	2017	2.955	Fixed
$ 63,500				$ 63,643			

2008			
Amount	Maturity Date	Rate	Type
$ 286	2010	3.930 %	Fixed
10,000	2012	5.060	Fixed
7,500	2017	3.776	Fixed
7,500	2017	3.690	Fixed
11,000	2017	3.588	Fixed
9,500	2017	3.875	Fixed
15,000	2017	3.448	Fixed
3,000	2017	2.955	Fixed
$ 63,786			

The following table sets forth information concerning short-term borrowings, which consisted primarily of advances from the Federal Home Loan Bank of Atlanta during the periods indicated.

(Dollars in thousands)	At or For the Years Ended December 31, 2010	2009	2008
Average outstanding	$ 0	$ 0	$ 16,371
Maximum amount outstanding at any month-end during the year	$ 0	$ 0	$ 31,349
Weighted average interest rate during the year	0.00%	0.00%	2.77%
Total short-term borrowings at year end	$ 0	$ 0	$ 0
Weighted average interest rate at year end	0.00%	0.00%	0.00%

Interest Sensitivity

The ability to maximize net interest income is largely dependent upon the achievement of a positive interest rate spread (the difference between the weighted average interest yields earned on interest-earning assets and the weighted average interest rates paid on interest-bearing liabilities) that can be sustained during fluctuations in prevailing interest rates. Asset/liability management functions to maximize profitability within established guidelines for interest rate risk, liquidity, and capital adequacy. The Bank's asset/liability management policies are designed to reduce the impact of changes in interest rates on its net interest income by achieving a more favorable match between the maturities or repricing dates of its interest-earning assets and interest-bearing liabilities. Measurement and monitoring of liquidity, interest rate risk, and capital adequacy are performed centrally through the Asset/Liability Management Committee, and reported under guidelines established by management, the Board of Directors and regulators. Oversight of this process is provided by the Board of Directors.

The Bank has implemented policies by generally emphasizing the origination of one-year, three-year and five-year adjustable rate mortgage loans, adjustable rate commercial loans and lines of credit, and short-term consumer loans. Since 1995, the Bank has, from time to time, originated fixed rate mortgages for sale in the secondary market. The Bank is currently originating loans for sale in the secondary market through the Federal Home Loan Mortgage Corporation. Management has been monitoring the retention of fixed rate loans through its asset/liability management policy. Management intends to continue to concentrate on maintaining its interest rate spread in a manner consistent with its lending policies, which are principally the origination of adjustable-rate mortgages and commercial loans, and may include an appropriate blend of fixed-rate mortgage loans in its primary market area.

The Bank's net income is largely dependent on its net interest income. The Bank seeks to maximize its net interest margin within an acceptable level of interest rate risk. Interest rate risk can be defined as the amount of forecasted net interest income that may be gained or lost due to favorable or unfavorable movements in interest rates. Interest rate risk, or sensitivity, arises when the maturity or repricing characteristics of assets differ significantly from the maturity or repricing characteristics of liabilities. Net interest income is also affected by changes in the portion of interest-earning assets that are funded by interest-bearing liabilities rather than by other sources of funds, such as noninterest-bearing deposits and stockholders' equity.

The Bank attempts to manage interest rate risk while enhancing net interest margin by adjusting its asset/liability position. At times, depending on the level of general interest rates, the relationship between long- and short-term interest rates, market conditions and competitive factors, the Bank may decide to increase its interest rate risk position somewhat in order to increase its net interest margin. The Bank monitors interest rate risk and adjusts the composition of its interest-related assets and liabilities in order to limit its exposure to changes in interest rates on net interest income over time. The Bank's asset/liability committee reviews its interest rate risk position and profitability, and recommends adjustments. The asset/liability committee also reviews the securities portfolio, formulates investment strategies, and oversees the timing and implementation of transactions. Notwithstanding the Bank's interest rate risk management activities, the potential for changing interest rates is an uncertainty that can have an adverse effect on net income.

The Bank also analyzes interest rate risk based upon quantitative measures of the percentage changes in fair value of equity capital (or market value of portfolio equity) resulting from a hypothetical immediate change (or shock) of plus or minus 100, 200, 300, and 400 basis points in interest rate levels. Due to the current interest rate environment, the Company did not perform analysis on decreases of 200, 300, or 400 basis points as of December 31, 2010. This analysis is based upon models, which are based upon a number of significant assumptions regarding reactions of interest rates. At December 31, 2010, this analysis indicated that a shock decrease of 100 basis points would increase the market value of portfolio equity by 8.7%, while interest rate shock increases of 100, 200, 300, and 400 basis points would decrease the market value of portfolio equity by 5.7%, 9.7%, 13.2%, and 16.3%, respectively. These models also provide an analysis of interest rate shock effects on net interest income. At December 31, 2010, this analysis indicated that a shock decrease of 100 basis points would increase net interest income by 6.2%. Interest rate shock increases of 100, 200, 300, and 400 basis points would increase net interest income by 1.1%, 2.6%, 4.4%, and 6.1%, respectively.

Liquidity

Liquidity is measured by a financial institution's ability to raise funds through deposits, borrowed funds, capital, or the sale of highly marketable assets such as residential mortgage loans and available for sale investments. Additional sources of liquidity, including cash flow from the repayment of loans, are also considered in determining whether liquidity is satisfactory. Liquidity is also achieved through growth of deposits and liquid assets, and accessibility to the capital and money markets. These funds are used to meet deposit withdrawals, maintain reserve requirements, fund loans and operate the organization.

Cash and cash equivalents increased $16.5 million during 2010. This increase was the result of $34.2 million in cash provided by investing activities and $5.4 million in cash provided by operating activities, partially offset by $23.1 million in cash used by financing activities.

Cash and cash equivalents decreased $6.0 million during 2009. This decrease was the result of $29.5 million in cash used by investing activities, partially offset by $16.7 million in cash provided by financing activities and $6.8 million in cash provided by operating activities.

The Bank maintains liquid assets that can be invested in specified short-term securities, and is also permitted to make certain other investments. Liquidity levels may be increased or decreased depending upon the yields on investment alternatives, management's judgment as to the attractiveness of the yields then available in relation to other opportunities, its expectations of the level of yield that will be available in the future and its projections as to the short term demand for funds to be used in the Bank's loan origination and other activities. The general objectives of the Bank's investment policy are to (i) maintain liquidity levels sufficient to meet the operating needs of the Bank (ii) minimize interest rate risk by managing the repricing characteristics of the Bank's assets and liabilities, (iii) reduce credit risk by investing primarily in U.S. Treasury and agency securities and mortgage backed securities, and (iv) absorb excess liquidity when loan demand is low and/or deposit growth is high. The Bank's investment activities are conducted by senior management (specifically Chief Executive Officer Halsey and Chief Financial Officer Whitehead) and supervised by the Board of Directors. Investments are governed by an investment policy adopted by the Board, which currently provides for maintenance of an investment portfolio for the purposes of providing earnings, ensuring a minimum liquidity reserve and facilitating the Bank's asset/liability management objectives (e.g., limiting the weighted average terms to maturity or repricing of the Bank's interest-earning assets). In accordance with the policy, management has primarily invested in U.S. Treasury, government and agency securities and mutual funds.

The Bank's time deposits of $100,000 or more represented 34.0% of total deposits at December 31, 2010, and are shown by maturity in the table below.

	Months to Maturity				
(Dollars in thousands)	3 or less	Over 3 to 6	Over 6 to 12	Over 12	TOTAL
Time deposits-$100 thousand or more	$28,254	$28,665	$40,355	$24,609	$121,883

Capital

Capital adequacy refers to the level of capital required to sustain asset growth and to absorb losses. The Board of Governors of the Federal Reserve System ("Federal Reserve"), which is the Company's and the Bank's principal federal regulator, has established requirements for total and tier 1 (core) risk-based capital and tangible capital. Since the Company had total assets exceeding $500 million as of June 30, 2009, it became subject to the capital adequacy requirements on a consolidated basis during 2010. At December 31, 2010, the Bank exceeded applicable capital requirements to be well capitalized, having a total risk based capital ratio of 14.49%, a tier 1 risk-based capital ratio of 9.93%, and a tier 1 leverage ratio of 7.87%. At December 31, 2010, the Company exceeded applicable capital requirements to be well capitalized, having a total risk based capital ratio of 14.47%, a tier 1 risk-based capital ratio of 12.03%, and a tier 1 leverage ratio of 9.53%. See Note 13 "Regulatory Matters" in the notes to the consolidated financial statements.

Off-Balance Sheet Arrangements

In the normal course of business, Cecil Bancorp makes use of a number of different financial instruments to help meet the financial needs of its customers. In accordance with accounting principles generally accepted in the United States of America, the full notional amount of these transactions is not recorded in the accompanying consolidated financial statements and is referred to as off-balance sheet instruments. These transactions and activities include commitments to extend credit, standby letters of credit, and lease obligations.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank holds collateral supporting those commitments for which collateral is deemed necessary. The issuance of letters of credit is not a significant activity of the Bank.

Commitments to extend credit are agreements to lend funds to customers as long as there are no violations of any condition established in the loan contracts. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary by the Bank upon extension of credit, is based on credit evaluation by management. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment as well as income producing properties. Management believes that the Bank has adequate resources to fund all loan commitments.

For additional information regarding off-balance sheet arrangements, please see Note 16 to the Consolidated Financial Statements.

Critical Accounting Policies

Cecil Bancorp's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and follow general practices within the banking industry. Application of these principles requires management to make estimates, assumptions, and judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions, and judgments are based on information available as of the date of the financial statements; accordingly, as this information changes, the financial statements may reflect different estimates, assumptions, and judgments. Certain policies inherently rely more on the use of estimates, assumptions, and judgments and as such have a greater possibility of producing results that could be materially different than originally reported. Estimates, assumptions, and judgments are necessary when assets and liabilities are required to be recorded at fair value, when a decline in the value of an asset not carried on the financial statements at fair value warrants an impairment write-down or valuation allowance to be established, or when an asset or liability must be recorded contingent upon a future event. Carrying assets and liabilities at fair value inherently results in more financial statement volatility. The fair values and the information used to record valuation adjustments for certain assets and liabilities are based either on quoted market prices or are provided by other third-party sources, when available.

Allowance for Loan Losses. The allowance for loan losses is an estimate of the losses that may be sustained in the loan portfolio. The allowance is based on two basic principles of accounting: (1) ASC Topic 450, "Contingencies", which requires that losses be accrued when they are probable of occurring and estimable, and (2) ASC Topic 310, "Receivables", which requires that losses be accrued when it is probable that Cecil Bancorp will not collect all principal and interest payments according to the loan's contractual terms.

Management believes that the allowance is adequate. However, its determination requires significant judgment, and estimates of probable losses inherent in the credit portfolio can vary significantly from the amounts actually observed. While management uses available information to recognize probable losses, future additions to the allowance may be necessary based on changes in the credits comprising the portfolio and changes in the financial condition of borrowers, such as those that may result from changes in economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the credit portfolio and the allowance. Such review may result in additional provisions based on their judgments of information available at the time of each examination.

Cecil Bancorp's systematic methodology for assessing the appropriateness of the allowance includes determination of specific, formula, and unallocated components, as described above under "Allowance for Loan Losses" and in Notes 1 and 4 to the Consolidated Financial Statements. At December 31, 2010, a 10% decrease or increase in all categories of risk rated credits for which specific allowances had not been recorded would have resulted in a corresponding decrease or increase of approximately $2,182,000 in the recommended allowance, assuming no change in other elements considered in the methodology.

Other Than Temporary Impairment of Securities. Securities are evaluated periodically to determine whether a decline in their value is other than temporary. The term "other than temporary" is not intended to indicate a permanent decline in value. Rather, it means that the prospects for near term recovery of value are not necessarily favorable, or that there is a lack of evidence to support fair values equal to, or greater than, the carrying value of the investment. Management reviews criteria such as the magnitude and duration of the decline, as well as the reasons for the decline, to predict whether the loss in value is other than temporary. Once a decline in value is determined to be other than temporary, the value of the security is reduced and a corresponding charge to earnings is recognized.

As of December 31, 2010, we concluded that any unrealized losses in the available-for-sale portfolios were temporary in nature due to market interest rates and not the underlying credit quality of the issuers of the securities. Additionally, we have the intent to hold and do not expect to be required to sell these investments for the time necessary to recover the amortized cost. Future events that would materially change this conclusion and require a charge to operations for an impairment loss include a change in the credit quality of the issuers.

Income Taxes. The Company accounts for income taxes under the asset/liability method. Deferred tax assets are recognized for the future consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period indicated by the enactment date. A valuation allowance is established for deferred tax assets when, in the judgment of management, it is more likely than not that such deferred tax assets will not become realizable. The judgment about the level of future taxable income is dependent to a great extent on matters that may, at least in part, be beyond the Company's control. It is at least reasonably possible that management's judgment about the need for a valuation allowance for deferred tax assets could change in the near term.

Goodwill and Other Intangible Assets. The Company accounts for goodwill and other intangible assets under Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 142 prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment; while the second phase, if necessary, measures the impairment. We consider the Company to be a single reporting unit. Accordingly, all of the goodwill is associated with the entire Company. The Company performs the required impairment analysis of goodwill annually or on an interim basis if circumstances dictate. Any reduction of the enterprise fair value below the recorded amount of equity could require us to write down the value of goodwill or purchased intangibles and record an expense for an impairment loss. As of December 31, 2009, we determined that goodwill was fully impaired and therefore recorded an impairment loss of $2.2 million.

Impact of Inflation

The consolidated financial statements and notes thereto presented herein have been prepared in accordance with U.S. generally accepted accounting principles, which generally require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, nearly all of the Company's assets and liabilities are monetary in nature. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Not applicable.

Item 8. Financial Statements and Supplementary Data

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Cecil Bancorp, Inc.
Elkton, Maryland

We have audited the accompanying consolidated balance sheets of Cecil Bancorp, Inc. and subsidiaries (the "Company") as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cecil Bancorp, Inc. and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Stegman & Company

Baltimore, Maryland
February 14, 2011

CECIL BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2010 AND 2009
(dollars in thousands, except per share data)

ASSETS	2010	2009
Cash and due from banks	$ 27,603	$ 8,897
Interest bearing deposits with banks	24,185	26,479
Federal funds sold	181	88
Total cash and cash equivalents	51,969	35,464
Investment securities:		
Securities available-for-sale at fair value	2,159	1,714
Securities held-to-maturity (fair value of $9,383 in 2010 and $4,627 in 2009)	9,489	4,699
Restricted investment securities – at cost	4,382	4,396
Loans receivable	379,919	438,398
Less: Allowance for loan losses	(15,077)	(14,351)
Net loans receivable	364,842	424,047
Other real estate owned	17,994	4,594
Premises and equipment, net	11,625	11,910
Accrued interest receivable	1,754	2,025
Other intangible assets	469	407
Bank owned life insurance	8,078	7,871
Deferred tax assets	10,270	8,899
Other assets	4,164	3,793
TOTAL ASSETS	$ 487,195	$ 509,819
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES:		
Deposits	$ 358,138	$ 382,338
Other liabilities	9,780	9,859
Junior subordinated debentures	17,000	17,000
Advances from Federal Home Loan Bank of Atlanta	63,500	63,643
Other borrowed funds	1,169	-
Total liabilities	449,587	472,840
STOCKHOLDERS' EQUITY:		
Preferred stock, $.01 par value; authorized 1,000,000 shares, issued and outstanding 11,560 shares, liquidation preference $1,000 per share in 2010 and 2009	11,053	10,916
Common stock, $.01 par value; authorized 10,000,000 shares, issued and outstanding 3,697,523 shares in 2010 and 3,689,346 shares in 2009	37	37
Additional paid in capital	12,277	12,252
Retained earnings	14,188	13,791
Accumulated other comprehensive income (loss)	53	(17)
Total stockholders' equity	37,608	36,979
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 487,195	$ 509,819

See accompanying notes to consolidated financial statements.

CECIL BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(dollars in thousands, except per share data)

	2010	2009
INTEREST INCOME:		
Interest and fees on loans	$ 27,131	$ 30,082
Interest on investment securities	229	134
Dividends on FHLB and FRB stock	51	43
Other interest-earning assets	56	37
Total interest income	27,467	30,296
INTEREST EXPENSE:		
Interest expense on deposits	6,681	8,836
Interest expense on junior subordinated debentures	1,147	1,121
Interest expense on advances from Federal Home Loan Bank of Atlanta	2,464	2,470
Interest expense on other borrowed funds	43	-
Interest expense on fed funds purchased	-	1
Total interest expense	10,335	12,428
NET INTEREST INCOME	17,132	17,868
PROVISION FOR LOAN LOSSES	5,340	10,640
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	11,792	7,228
NONINTEREST INCOME:		
Deposit account fees	604	664
ATM fees	437	397
Commission income	2	8
Gain on sale of other real estate owned	220	277
Gain on sale of loans	272	502
Income from bank owned life insurance	207	84
Other	323	237
Total noninterest income	2,065	2,169
NONINTEREST EXPENSE:		
Salaries and employee benefits	5,626	6,060
Occupancy expense	742	704
Equipment and data processing expense	1,283	1,294
Professional fees	596	435
FDIC deposit insurance premium	978	793
Other real estate owned expense and valuations	1,286	389
Loan collection expense	422	132
Goodwill impairment	-	2,182
Other	1,163	1,170
Total noninterest expense	12,096	13,159
INCOME (LOSS) BEFORE INCOME TAXES	1,761	(3,762)
INCOME TAX EXPENSE (BENEFIT)	649	(1,282)
NET INCOME (LOSS)	$ 1,112	$ (2,480)
PREFERRED STOCK DIVIDENDS AND DISCOUNT ACCRETION	(715)	(791)
NET INCOME (LOSS) AVAILABLE TO COMMON STOCKHOLDERS	$ 397	$ (3,271)
Earnings (loss) per common share - basic	$ 0.11	$ (0.89)
Earnings (loss) per common share - diluted	$ 0.11	$ (0.89)
Dividends declared per common share	$ 0.000	$ 0.075

See accompanying notes to consolidated financial statements.

CECIL BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(dollars in thousands)

	Preferred Stock	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
BALANCES AT JANUARY 1, 2009	$ 10,786	$ 37	$ 12,234	$ 17,339	$ (4)	$ 40,392
Comprehensive loss:						
Net loss	—	—	—	(2,480)	—	(2,480)
Other comprehensive loss, net of tax effects of $9 (unrealized losses on securities of $22)	—	—	—	—	(13)	(13)
Total comprehensive loss	—	—	—	—	—	(2,493)
Common stock cash dividends declared	—	—	—	(277)	—	(277)
Preferred stock cash dividends declared	—	—	—	(661)	—	(661)
Stock purchased by dividend reinvestment plan	—	—	17	—	—	17
Restricted stock awards	—	—	1	—	—	1
Amortization of preferred stock discount	130	—	—	(130)	—	—
BALANCES AT DECEMBER 31, 2009	10,916	37	12,252	13,791	(17)	36,979
Comprehensive income:						
Net income	—	—	—	1,112	—	1,112
Other comprehensive income, net of tax effects of $45 (unrealized gains on securities of $115)	—	—	—	—	70	70
Total comprehensive income	—	—	—	—	—	1,182
Preferred stock dividends	—	—	—	(578)	—	(578)
Stock purchased by dividend reinvestment plan	—	—	23	—	—	23
Restricted stock awards	—	—	2	—	—	2
Amortization of preferred stock discount	137	—	—	(137)	—	—
BALANCES AT DECEMBER 31, 2010	$ 11,053	$ 37	$ 12,277	$ 14,188	$ 53	$ 37,608

See accompanying notes to consolidated financial statements.

CECIL BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOW S
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(dollars in thousands)

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ 1,112	$ (2,480)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation and amortization	645	568
Provision for loan losses	5,340	10,640
Goodwill impairment	-	2,182
Gain on sale of loans	(272)	(502)
Gain on sale of real estate owned	(220)	(277)
Increase in cash surrender value of bank owned life insurance	(207)	(84)
Deferred income taxes	(1,416)	(4,515)
Excess servicing rights	(123)	(184)
Restricted stock awards	2	-
Originations of loans held for sale	(15,202)	(15,942)
Proceeds from sales of loans held for sale	15,418	16,009
Net change in:		
Accrued interest receivable and other assets	994	(1,781)
Other liabilities	(657)	3,191
Net cash provided by operating activities	5,414	6,825
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of investment securities available-for-sale	(404)	-
Purchase of investment securities held-to-maturity	(9,474)	(5,150)
Proceeds from maturities, calls and principal payments of investment securities available-for-sale	73	10,010
Proceeds from maturities, calls and principal payments of investment securities held-to-maturity	4,583	752
Net redemption (purchase) of stock in Federal Home Loan Bank	14	(479)
Net decrease (increase) in loans	37,108	(37,951)
Proceeds from sale of real estate owned	2,540	3,649
Purchases of premises and equipment - net	(197)	(335)
Net cash provided (used) by investing activities	34,243	(29,504)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net (decrease) increase in deposits	(24,200)	17,787
Net decrease in long-term advances from Federal Home Loan Bank	(143)	(143)
Net increase in other borrowed funds	1,168	-
Proceeds from issuance of common stock	23	17
Payments of cash dividends	-	(938)
Net cash (used) provided by financing activities	(23,152)	16,723

CECIL BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(dollars in thousands)

	2010	2009
Increase (decrease) in cash and cash equivalents	$ 16,505	$ (5,956)
Cash and cash equivalents at beginning of year	35,464	41,420
Cash and cash equivalents at end of year	$ 51,969	$ 35,464
Supplemental disclosure of cash flows information:		
Cash paid for income taxes	$ 4,807	$ 1,540
Cash paid for interest	$ 9,236	$ 12,675
Supplemental disclosure of noncash investing and financing activities:		
Transfer of loans receivable to other real estate owned	$ 16,813	$ 5,449
Sale of other real estate owned:		
Carrying value	$ 2,320	$ 3,372
Gain on sale	220	277
Cash received from sale	$ 2,540	$ 3,649

See accompanying notes to consolidated financial statements.

CECIL BANCORP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

1. SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of Cecil Bancorp, Inc. (the "Company") and its wholly-owned subsidiaries, Cecil Properties, Inc., 1223 Turkey Point Road, LLC, and Cecil Bank (the "Bank"), together with its subsidiaries, Cecil Financial Services Corporation, Cecil Service Corporation, and 3106 Emmorton Road, LLC, conform to accounting principles generally accepted in the United States of America.

Certain reclassifications have been made to amounts previously reported to conform to the classifications made in 2010. The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the consolidated financial statements included in this Form 10-K were issued. The following is a summary of the more significant accounting policies:

Nature of Operations

Through its subsidiary bank, the Company conducts full-service commercial banking. Services to individuals and businesses include accepting deposits, and extending real estate, consumer and commercial loans and lines of credit. The Company primarily operates in the two Maryland counties of Cecil and Harford, and has a concentration in loans secured by residential and commercial real estate in these counties.

Policy for Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. Consolidation has resulted in the elimination of all significant intercompany balances and transactions. The financial statements of the Company (parent only) include its investment in its subsidiaries under the equity method of accounting.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for credit losses, other real estate owned valuation, and other-than-temporary impairment of investment securities.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, highly liquid investments with original maturities of three months or less are classified as cash and cash equivalents. Assets categorized in the balance sheet as cash and due from banks, interest bearing deposits with banks, and federal funds sold are considered cash and cash equivalents. Interest bearing deposits with banks generally exceed balances that are recoverable under FDIC insurance.

Investment Securities

Securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity and recorded at amortized cost. Securities are classified as trading securities if bought and held principally for the purpose of selling them in the near-term. Trading securities are reported at estimated fair value, with unrealized gains and losses included in earnings. Securities not classified as held-to-maturity or trading securities are considered available-for-sale and are reported at estimated fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders' equity, net of tax effects, in accumulated other comprehensive income. The Company designates securities into one of the three categories at the time of purchase.

Premiums and discounts on investments are recognized in interest income over the terms of the securities using methods that approximate the interest method. Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the duration and magnitude of the decline in value, (2) the financial condition of the issuer, and (3) the structure of the security. An impairment loss is recognized in earnings only when (1) the Company intends to sell the security, (2) it is more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis, or (3) the Company does not expect to recover the entire amortized cost basis of the investment. In situations where the Company intends to sell or when it is more likely than not that we will be required to sell the security, the entire impairment loss must be recognized in earnings. In all other situations, only the portion of the impairment loss representing the credit loss must be recognized in earnings, with the remaining portion being recognized in stockholders' equity as a component of other comprehensive income, net of deferred taxes. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Restricted Investment Securities

Restricted investment securities consist of Federal Reserve Bank of Richmond ("FRB") and Federal Home Loan Bank of Atlanta ("FHLB") stock which are required by law and are restricted as to marketability. Because the investment securities are not marketable, they are reported at cost. The FRB and FHLB perform ongoing reviews of the Company's stock level to be sure it meets the minimum requirements. The FRB requires a minimum stock balance based on the balance of the Bank's common stock and surplus. The FHLB required stock balance is based on total assets as of December 31 of the previous year and total FHLB advances currently outstanding. As of December 31, 2010 and 2009, the Company met all stock ownership requirements set forth by the FRB and FHLB.

Loans Receivable

Loans are stated at their principal balance outstanding net of any deferred fees and costs. Interest income on loans is accrued at the contractual rate based on the principal outstanding. The Company places loans, except for consumer loans, on nonaccrual when any portion of the principal or interest is ninety days past due and collateral is insufficient to discharge the debt in full. Interest accrual may also be discontinued earlier if, in management's opinion, collection is unlikely. Generally, consumer installment loans are not placed on nonaccrual, but are charged off when they are three months past due.

Loans are considered impaired when, based on current information, it is probable that the Company will not collect all principal and interest payments according to contractual terms. Generally, loans are considered impaired once principal or interest payments become ninety days or more past due and they are placed on nonaccrual. Management also considers the financial condition of the borrower, cash flows of the loan and the value of the related collateral. Impaired loans do not include large groups of smaller balance homogeneous credits such as residential real estate and consumer installment loans, which are evaluated collectively for impairment. Loans specifically reviewed for impairment are not considered impaired during periods of "minimal delay" in payment (ninety days or less) provided eventual collection of all amounts due is expected. The impairment of a loan is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, or the fair value of the collateral if repayment is expected to be provided by the collateral. Generally, the Company's impairment on such loans is measured by reference to the fair value of the collateral. Interest income generally is not recognized on specific impaired loans unless the likelihood of further loss is remote. Interest payments received on such loans are applied as a reduction of the loan principal balance. Interest income on other nonaccrual loans is recognized only to the extent of interest payments received.

Loans Held for Sale

Residential mortgage loans originated for sale are carried at the lower of cost or market, which may be indicated by the committed sale price, determined on an individual basis. The Company had no loans held for sale as of December 31, 2010 and 2009.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific, general and unallocated components. The components of the allowance for loan losses represent an estimation done pursuant to either ASC Topic 450 "Contingencies," or ASC Topic 310 "Receivables." The specific component relates to loans that are classified as either doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. The unallocated component is based upon management's evaluation of various conditions that are not directly measured in the determination of the specific and general components. These conditions may include the nature and volume of the loan portfolio, overall portfolio quality, and current economic conditions that may affect the borrowers' ability to repay the loan.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation and amortization. Premises and equipment, including costs related to developing or obtaining software for internal use, are depreciated on a straight-line basis over their useful lives, which range from three to seven years for furniture, fixtures and equipment to forty years for buildings and building improvements. Leasehold improvements are amortized over the shorter of their estimated useful economic lives or the lives of the leases. Maintenance and repairs are charged to expense as incurred, while improvements which extend the useful life are capitalized and depreciated over the remaining life. Interest costs on the original purchase, significant repairs, and construction expenditures relating to bank premises are capitalized at the Bank's average cost of funds and depreciated over the life of the building.

Other Real Estate Owned

Other real estate owned comprises properties acquired in partial or total satisfaction of problem loans. The properties are recorded at the lower of cost or fair value at the date acquired, less costs of disposal. Losses arising at the time of acquisition of such properties are charged against the allowance for loan losses. Subsequent write-downs that may be required are added to a valuation reserve. Gains and losses realized from sales, as well as valuation adjustments, are included in noninterest income. Expenses of operation are included in noninterest expense.

Goodwill

Goodwill represents the excess of the cost of assets acquired in business combinations accounted for under the purchase method over the fair value of the net assets at dates of acquisition and is tested annually for impairment.

Mortgage Servicing Rights

The cost of mortgage servicing rights is amortized in proportion to, and over the period of, estimated net servicing revenue. Impairment of mortgage servicing rights is assessed based on the fair value of those rights. Fair values are estimated using discounted cash flows based on a current market interest rate. The amount of impairment recognized is the amount by which the capitalized mortgage servicing rights exceed their fair value.

When participating interests in loans sold have an average contractual interest rate, adjusted for normal servicing fees, that differs from the agreed yield to the purchaser, gains or losses are recognized equal to the present value of such differential over the estimated remaining life of such loans. The resulting "excess servicing receivable" or "deferred servicing revenue" is amortized over the estimated life using a method approximating the interest method.

Quoted market prices are not available for the excess servicing receivables. Thus, the excess servicing receivables and the amortization thereon are periodically evaluated in relation to estimated future servicing revenue, taking into consideration changes in interest rates, current repayment rates, and expected future cash flows. The Company evaluates the carrying value of the excess servicing receivables by estimating the future servicing income of the excess servicing receivables based on management's best estimate of remaining loan lives discounted at the original discount rate.

Bank Owned Life Insurance

The Bank is the beneficiary of insurance policies on the lives of officers of the Bank. The Bank has recognized the amount that could be realized under the insurance policies as an asset in the consolidated balance sheets. Appreciation in the value of the insurance policies is classified as noninterest income.

Income Taxes

Income tax expense is based on the results of operations, adjusted for permanent differences between items of income or expense reported in the financial statements and those reported for tax purposes. Under the liability method, deferred income taxes are determined based on the differences between the financial statement carrying amounts and the income tax bases of assets and liabilities and are measured at the enacted tax rates that will be in effect when these differences reverse. We recognize interest and penalties related to income tax matters in other noninterest expense.

Advertising

Advertising costs are expensed as incurred. Advertising expense was $63,000 and $141,000 for the years ended December 31, 2010 and 2009, respectively.

Earnings Per Share

Basic earnings per share (EPS) are calculated by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share are calculated by adjusting the denominator of the basic earnings per share computation for the effects of all dilutive potential common shares outstanding during the period. The dilutive effects of options, warrants, and their equivalents are computed using the treasury stock method.

Stock-Based Compensation

We account for stock-based compensation under the provisions of FASB ASC Topic 718, *Compensation-Stock Compensation,* which requires the recognition of the cost of employee services received in exchange for an award of equity instruments in the financial statements and is measured based on the grant date fair value of the award. ASC 718 also requires the stock option compensation expense to be recognized over the period during which an employee is required to provide service in exchange for the award (the vesting period).

Comprehensive Income

The Company reports comprehensive income which includes net income, as well as other changes in stockholders' equity that result from transactions and economic events other than those with stockholders. The Company's only significant element of comprehensive income is unrealized gains and losses on available-for-sale securities.

Transfers of Financial Assets

The Company accounts for transfers and servicing of financial assets in accordance with ASC Topic 860, *Transfers and Servicing.* Transfers of financial assets are accounted for as sales only when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Segment Reporting

SFAS 131, *Disclosures about Segments of an Enterprise and Related Information*, requires that an enterprise report selected information about operating segments in its financial reports issued to its shareholders. Based on the analysis performed by the Company, management has determined that the Company only has one operating segment, which is commercial banking. The chief operating decision-makers use consolidated results to make operating and strategic decisions, and therefore, are not required to disclose any additional segment information.

2. RECENT ACCOUNTING PRONOUNCEMENTS

In June 2009, the FASB issued Accounting Standards Update (ASU) No. 2009-16, "*Transfers and Servicing (Topic 860) – Accounting for Transfers of Financial Assets*." ASU 2009-16 amends prior accounting guidance to enhance reporting about transfers of financial assets, including securitizations, and where companies have continuing exposure to the risks related to transferred financial assets. ASU 2009-16 eliminates the concept of a "qualifying special purpose entity" and changes the requirements for derecognizing financial assets. ASU 2009-16 also requires additional disclosures about all continuing involvements with transferred financial assets including information about gains and losses resulting from transfers during the period. The provisions of ASU 2009-16 became effective on January 1, 2010 and did not have a significant impact on the Company's financial statements.

In June 2009, the FASB issued ASU No. 2009-17, "*Consolidations (Topic 810) – Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities*." ASU 2009-17 amends prior guidance to change how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a company is required to consolidate an entity is based on, among other things, and entity's purpose and design and a company's ability to direct the activities of the entity that most significantly impact the entity's economic performance. ASU 2009-17 requires additional disclosures about the reporting entity's involvement with variable-interest entities and any significant changes in risk exposure due to that involvement as well as its effect on the entity's financial statements. The provisions of ASU 2009-17 became effective on January 1, 2010 and did not have a significant impact on the Company's financial statements.

In January 2010, the FASB issued guidance to improve disclosures about fair value measurements. The guidance requires entities to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers. It also requires a Level 3 reconciliation to be presented on a gross basis disclosing purchases, sales, issuances, and settlements separately. The guidance is effective for interim and annual periods beginning after December 15, 2009 except for gross basis presentation for the Level 3 reconciliation, which is effective for interim and annual periods beginning after December 15, 2010. The disclosure requirements effective for interim and annual periods beginning after December 15, 2009 have been adopted for the interim period beginning March 31, 2010 and did not have a material impact on our financial condition or results of operations.

In the second quarter 2010, additional guidance was issued under the Disclosures about the Credit Quality of Financing Receivables and the Allowance for Loan Losses. This standard requires additional disclosures related to the Allowance for Loan Losses with the objective of providing financial statement users with greater transparency about an entity's loan loss reserves and overall credit quality. Additional disclosures include showing on a disaggregated basis the aging of receivables, credit quality indicators, and troubled debt restructurings with its effect on the Allowance for Loan Losses. The provisions of this standard are effective for interim and annual periods ending on or after December 15,

2010. The adoption of this standard will not have a material impact on our financial condition or results of operations, but it will increase the amount of disclosures in the notes to the consolidated financial statements.

3. INVESTMENT SECURITIES

Investment securities have been classified in the consolidated balance sheets according to management's intent and ability to hold the investment.

Investment securities at December 31, 2010 and 2009 are summarized in the following table (in thousands).

	2010			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Available-for-sale				
Mutual funds - mortgage securities	$ 747	$ 10	$ 43	$ 714
Mutual funds - U.S. Government securities	686	—	10	676
Equity securities	226	133	—	359
Mortgage-backed securities	414	—	4	410
	$ 2,073	$ 143	$ 57	$ 2,159
Held-to-Maturity:				
Other	$ 50	$ —	—	$ 50
Mortgage-backed securities	8,689	8	114	8,583
U. S. Treasury securities and obligations	750	—	—	750
	$ 9,489	$ 8	$ 114	$ 9,383

	2009			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Available-for-sale				
Mutual funds - mortgage securities	$ 747	$ —	$ 28	$ 719
Mutual funds - U.S. Government securities	686	1	—	687
Equity securities	226	3	—	229
Mortgage-backed securities	83	—	4	79
	$ 1,742	$ 4	$ 32	$ 1,714
Held-to-Maturity:				
Other	$ 50	$ —	—	$ 50
Mortgage-backed securities	4,149	2	74	4,077
U. S. Treasury securities and obligations	500	—	—	500
	$ 4,699	$ 2	$ 74	$ 4,627

At December 31, 2010 and 2009, investment securities with a carrying value of $790,000 and $500,000, respectively, were pledged to secure deposits of municipalities. At December 31, 2010, investment securities with a carrying value of $800,000 were pledged to secure advances from the Federal

Home Loan Bank of Atlanta, investment securities with a carrying value of $4.6 million were pledged to Community Bankers' Bank, and investment securities with a carrying value of $2.8 million were pledged to the Federal Reserve Bank of Richmond.

The tax effect of the net unrealized holding gains or losses of available-for-sale securities is included as a component of the net deferred tax asset and the remaining portion of the holding gain or loss is included as a component of accumulated other comprehensive income (loss). At December 31, 2010, a deferred tax liability of $34,000 and accumulated other comprehensive income of $52,000 relate to the unrealized holding loss on available-for-sale securities. At December 31, 2009, a deferred tax asset of $11,000 and accumulated other comprehensive loss of $17,000 relate to the unrealized holding loss on available-for-sale securities.

The U. S. Treasury securities and obligations of the U.S. Government and Federal agencies at December 31, 2010, by contractual maturities, are due within one year. At December 31, 2010, by contractual maturities, $1.3 million of mortgage backed securities mature within one year, $7.6 million of mortgage backed securities mature between one and five years, $131,000 matures between five and ten years, and $71,000 matures after ten years. Expected maturities may differ from contractual maturities because borrowers may have the right to prepay obligations with or without prepayment penalties.

As of December 31, 2010, unrealized losses (in thousands) on securities were comprised of the following based on the length of time that the securities have been in a continuous loss position:

	Less than 12 Months		More than 12 Months		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available-for-Sale:						
Mutual funds – mortgage securities	$ —	$ —	$ 133	$ 43	$ 133	$ 43
Mutual funds – US Govt securities	676	10	—	—	676	10
Mortgage-backed securities	339	1	71	3	410	4
Held-to-Maturity:						
Mortgage-backed securities	6,298	77	1,549	37	7,847	114
	$ 7,313	$ 88	$ 1,753	$ 83	$ 9,066	$ 171

Management has the intent to hold the securities classified as held to maturity in the table above until they mature, at which time the Company will receive full value for the securities. Furthermore, as of December 31, 2010, management does not have the intent to sell any of the securities classified as available for sale in the table above and believes that it is more likely than not that the Company will not have to sell any such securities before a recovery of cost. Management does not believe any of the securities are impaired due to reasons of credit quality. Accordingly, as of December 31, 2010, management believes the impairments detailed in the table above are temporary and no impairment loss has been realized in the Company's consolidated income statement.

The Company did not sell any securities or recognize any other than temporary impairment losses during the years ended December 31, 2010 and 2009.

4. LOANS AND ALLOWANCE FOR LOAN LOSSES

The Company's lending activities are predominantly conducted in Cecil and Harford Counties in the State of Maryland. A summary of loans (in thousands) follows:

	2010	2009
Real estate loans:		
1 - 4 dwelling units and home equity	$ 117,445	$ 130,594
5 or more	5,123	7,475
Nonresidential	158,799	174,864
Land	4,156	4,584
Construction	81,031	105,616
	366,554	423,133
Commercial loans	13,655	19,511
Consumer loans	3,705	4,128
Gross loans	383,914	446,772
Less:		
Undisbursed proceeds on loans in process	(3,589)	(7,803)
Deferred loan fees and costs	(406)	(571)
Loans receivable	$ 379,919	$ 438,398

Credit Quality Indicators
As of December 31, 2010

	Construction	1-4 Family Residential	Multi-Family Residential	Land	Commercial Real Estate	Commercial Business	Consumer	Total
Credit risk profile by internally assigned grade:								
Pass	$44,036	$99,084	$5,123	$4,156	$110,880	$12,305	$3,628	$279,212
Special mention	4,787	2,919	-	-	19,466	464	-	27,636
Substandard	28,619	15,090	-	-	28,453	744	165	73,071
Total	$77,442	$117,093	$5,123	$4,156	$158,799	$13,513	$3,793	$379,919
Credit risk profile based on payment activity:								
Performing	$51,484	$103,447	$4,832	$4,156	$131,671	$12,994	$3,632	$312,216
Nonperforming	25,958	13,646	291	-	27,128	519	161	67,703
Total	$77,442	$117,093	$5,123	$4,156	$158,799	$13,513	$3,793	$379,919

Age Analysis of Past Due Loans Receivable

As of December 31, 2010

	Construction	1-4 Family Residential	Multi-Family Residential	Land	Commercial Real Estate	Commercial Business	Consumer	Total
30-59 Days Past Due	$ 2,831	$ 3,025	$ -	$ -	$ 5,302	$ 49	$ -	$ 11,207
60-89 Days Past Due	-	1,203	-	-	6,405	444	-	8,052
Greater Than 90 Days Past Due	19,103	7,986	-	-	19,766	-	-	46,855
Total Past Due	21,934	12,214	-	-	31,473	493	-	66,114
Current	55,508	104,879	5,123	4,156	127,326	13,020	3,793	313,805
Total Loans Receivable	$77,442	$117,093	$5,123	$4,156	$158,799	$13,513	$3,793	$379,919
Recorded Investment > 90 Days and Accruing	-	-	-	-	-	-	-	-

In the normal course of banking business, loans are made to officers and directors and their affiliated interests. These loans are made on substantially the same terms and conditions as those prevailing at the time for comparable transactions with outsiders and are not considered to involve more then the normal risk of collectibility. As of December 31, activity in such loans outstanding, both direct and indirect (including guarantees), to directors, their associates and policy-making officers were as follows (in thousands):

	2010	2009
Balance at beginning of year	$ 16,807	$ 16,162
New loans and additional borrowings	346	1,133
Repayments	(1,091)	(488)
Balance at end of year	$ 16,062	$ 16,807

During 2010, Cecil Bank placed a $2.66 million loan to a limited liability company on non-accrual after the borrower was unable to make payments. The loan is guaranteed by, among others, Chairman Sposato and Director Lockhart and by a limited liability company in which Chairman Sposato, Director Saunders, and President Halsey have an ownership interest. The property securing the loan has recently been reappraised at less than the loan amount and Mr. Sposato has pledged additional security to cover a significant portion of the collateral shortfall. Cecil Bank has initiated foreclosure proceedings and Mr. Sposato has also undertaken to purchase the property from Cecil Bank at not less than the loan balance.

An analysis of the allowance for loan losses for the years ended December 31, 2010 and 2009 is as follows (in thousands):

	2010	2009
Balance at beginning of period	$ 14,351	$ 6,314
Provision charged to operations	5,340	10,640
Charge-offs	(4,726)	(3,228)
Recoveries	112	625
Balance at end of period	$ 15,077	$ 14,351

Allowance for Loan Losses and Recorded Investment in Loans Receivable

For the Year Ended December 31, 2010

	Construction	1-4 Family Residential	Multi-Family Residential	Land	Commercial Real Estate	Commercial Business	Consumer	Unallocated	Total
Allowance for loan losses:									
Beginning balance	$6,360	$2,168	$45	$-	$3,079	$357	$ 52	$2,290	$14,351
Charge-offs	(2,431)	(1,235)	-	-	(866)	(100)	(94)	-	(4,726)
Recoveries	-	56	-	-	25	1	30	-	112
Provision	3,339	491	6	-	2,217	379	186	(1,278)	5,340
Ending balance	$7,268	$1,480	$51	$-	$4,455	$637	$174	$1,012	$15,077
Ending balance individually evaluated for impairment	$1,926	$515	$ -	$-	$3,116	$540	$161	$-	$6,258
Ending balance collectively evaluated for impairment	$5,342	$965	$51	$-	$1,339	$ 97	$ 13	$1,012	$8,819
Loans receivable:									
Ending balance	$77,442	$117,093	$5,123	$4,156	$158,799	$13,513	$3,793	$-	$379,919
Ending balance individually evaluated for impairment	$28,619	$ 15,090	$ -	$ -	$ 28,453	$ 744	$ 165	$-	$ 73,071
Ending balance collectively evaluated for impairment	$48,823	$102,003	$5,123	$4,156	$130,346	$12,769	$3,628	$-	$306,848

Management reviews and identifies loans and investments that require designation as nonperforming assets. Nonperforming assets include loans accounted for on a non-accrual basis, loans past due by 90 days or more but still accruing, restructured loans, and other real estate owned. Information (in thousands) with respect to nonperforming assets at December 31, 2010 and 2009 is as follows:

	2010	2009
Non-accrual loans	$ 54,420	$ 32,694
Restructured loans	13,283	11,959
Loans 90 days or more past due and still accruing	—	—
Total nonperforming loans	67,703	44,653
Other real estate owned, net	17,994	4,594
Total nonperforming assets	$ 85,697	$ 49,247

Loans Receivable on Nonaccrual Status
As of December 31, 2010

1-4 Family	Multi-	Commercial	Commercial

	Construction	Residential	Family Residential	Land	Real Estate	Business	Consumer	Total
Unpaid Principal Balance	$24,972	$8,432	$-	$-	$21,016	$-	$-	$54,420

Loan Modifications
As of December 31, 2010

	Construction	1-4 Family Residential	Multi-Family Residential	Land	Commercial Real Estate	Commercial Business	Consumer	Total
Troubled Debt Restructurings:								
Number of Loans	-	23	1	1	7	1	1	34
Pre-Modification Principal Balance	$-	$9,051	$290	$984	$9,262	$527	$162	$20,276
Post-Modification Principal Balance	$-	$8,118	$291	$986	$9,071	$519	$161	$19,146
Troubled Debt Restructurings That Subsequently Defaulted:								
Number of Loans	-	6	-	-	2	-	-	8
Current Principal Balance	$-	$2,904	$-	$-	$1,342	$-	$-	$4,246

Impaired loans include nonperforming loans and other loans that management has identified where it is probable that all amounts due will not be collected in accordance with the contractual terms of the loan. Loans that are returned to accrual status are no longer considered to be impaired.

Information with respect to impaired loans at December 31, 2010 and 2009 and for the years then ended is as follows (in thousands):

	2010	2009
Impaired loans with a valuation allowance	$ 15,201	$ 11,159
Impaired loans without a valuation allowance	52,502	33,494
Total impaired loans	$ 67,703	$ 44,653
Allowance for loan losses related to impaired loans	$ 4,291	$ 5,864
Allowance for loan losses related to other than impaired loans	10,786	8,487
Total allowance for loan losses	$ 15,077	$ 14,351

Average impaired loans for the year	$ 46,858	$ 24,416
Interest income on impaired loans recognized on the cash basis	$ 1,758	$ 1,237

Impaired Loans
As of and For the Year Ended December 31, 2010

	Construction	1-4 Family Residential	Multi-Family Residential	Land	Commercial Real Estate	Commercial Business	Consumer	Total
Loans With a Valuation Allowance:								
Unpaid Principal Balance	$3,758	$1,448	$-	$-	$9,995	$-	$-	$15,201
Related Allowance for Loan Losses	$1,749	$ 258	$-	$-	$2,284	$-	$-	$ 4,291
Average Recorded Investment	$3,725	$1,100	$-	$-	$6,842	$-	$-	$11,667
Interest Income Recognized	$ 2	$ 19	$-	$-	$ 377	$-	$-	$ 398
Loans Without a Valuation Allowance:								
Unpaid Principal Balance	$21,214	$6,984	$-	$-	$11,021	$ -	$-	$39,219
Related Allowance for Loan Losses	$ -	$ -	$-	$-	$ -	$ -	$-	$ -
Average Recorded Investment	$20,717	$6,753	$-	$-	$7,617	$131	$-	$35,218
Interest Income Recognized	$ 707	$ 262	$-	$-	$ 391	$ -	$-	$1,360
Totals:								
Unpaid Principal Balance	$24,972	$8,432	$-	$-	$21,016	$ -	$-	$54,420
Related Allowance for Loan Losses	$ 1,749	$ 258	$-	$-	$ 2,284	$ -	$-	$ 4,291
Average Recorded Investment	$24,442	$7,853	$-	$-	$14,459	$131	$-	$46,885
Interest Income Recognized	$ 709	$ 281	$-	$-	$ 768	$ -	$-	$1,758

5. SERVICING

At December 31, 2010 and 2009, the Bank was servicing loans for others amounting to approximately $45.0 million and $38.3 million, respectively. Servicing loans for others generally consists of collecting mortgage payments, maintaining escrow accounts, disbursing payments to investors and foreclosure processing. Loan servicing income is recorded upon receipt and includes servicing fees from investors and certain charges collected from borrowers, such as late payment fees. Mortgage servicing rights had a carrying value of $469,000 and $407,000 as of December 31, 2010 and 2009, respectively. Estimated fair value of the servicing rights approximates carrying value. Amortization expense of servicing rights was $61,000 and $106,000 for the years ended December 31, 2010 and 2009, respectively.

The following table summarizes the activity pertaining to mortgage servicing rights (in thousands):

	2010	2009
Balance at beginning of period	$ 407	$ 329
Mortgage servicing rights capitalized	123	184
Mortgage servicing rights amortized	(61)	(106)
Balance at end of period	$ 469	$ 407

6. PREMISES AND EQUIPMENT

Premises and equipment are summarized by major classifications as follows (in thousands):

	2010	2009
Land	$ 3,036	$ 3,036
Buildings and improvements	9,504	9,478
Furniture, fixtures and equipment	2,789	2,618
Leasehold improvements	462	462
	15,791	15,594
Less: accumulated depreciation	4,166	3,684
	$ 11,625	$ 11,910

Depreciation expense for the years ended December 31, 2010 and 2009 was $482,000 and $497,000, respectively.

The Bank leases three of its branch facilities, two automated teller machine facilities, and one operations building under operating lease agreements which provide for the payment of utilities and taxes by the lessee. Future minimum payments (in thousands) for each of the five succeeding years under noncancelable leases consisted of the following at December 31, 2010:

Year ending December 31:	
2011	$ 145
2012	148
2013	99
2014	85
2015	34
Thereafter	5

Rent expense was $169,000 and $145,000 for the years ended December 31, 2010 and 2009, respectively.

7. GOODWILL

Goodwill represents the excess of the cost of assets acquired in business combinations accounted for under the purchase method of accounting over the fair value of the net assets acquired at the dates of acquisition. As of December 31, 2009, we determined that goodwill was impaired and therefore recorded an impairment loss of $2.2 million. A schedule of goodwill (in thousands) at December 31 is as follows:

	2010	2009
Gross Carrying Amount	$ 2,816	$ 2,816
Accumulated Amortization	2,816	2,816
Net Carrying Amount	$ 0	$ 0

8. DEPOSITS

The following is a summary of deposits (dollars in thousands) as of December 31:

	2010		2009	
	Amount	Weighted Average Rate	Amount	Weighted Average Rate
NOW and Money Market accounts	$ 46,435	1.31%	$ 42,023	1.76%
Savings accounts	21,537	0.44	20,773	0.59
Term certificates	263,552	2.14	294,817	2.79
Checking accounts	26,614	0.00	24,725	0.00
	$ 358,138		$ 382,338	

A summary of certificate accounts (dollars in thousands) by maturity as of December 31, 2010 follows:

Three months or less	$ 68,426
Three months to twelve months	133,226
Twelve months to twenty-four months	38,779
Twenty-four months to thirty-six months	10,244
Thirty-six months to forty-eight months	3,354
Forty-eight months to sixty months	9,523
	$ 263,552

The Bank's deposits are insured to applicable limits by the FDIC. Under the Dodd-Frank Wall Street Reform and Consumer Protection Act, the maximum deposit insurance amount has been permanently increased from $100,000 to $250,000 and unlimited deposit insurance has been extended to non-interest-bearing transaction accounts until December 31, 2012.

Term certificates include certificates of deposit in denominations of $100,000 or more aggregating approximately $121,883,000 and $145,435,000 as of December 31, 2010 and 2009, respectively.

Officers' and directors' deposit accounts amounted to approximately $1,586,000 and $1,247,000 at December 31, 2010 and 2009, respectively.

As of December 31, 2010 and 2009, $37,000 and $251,000, respectively, in overdrawn demand deposit accounts were reclassified as loans receivable on the consolidated balance sheet.

9. ADVANCES FROM FEDERAL HOME LOAN BANK OF ATLANTA ("FHLB")

At December 31, advances from the FHLB consisted of the following (dollars in thousands):

2010				2009			
Amount	Maturity Date	Rate	Type	Amount	Maturity Date	Rate	Type
				$ 143	2010	3.930	Fixed
$ 10,000	2012	5.060	Fixed	10,000	2012	5.060	Fixed
7,500	2017	3.776	Fixed	7,500	2017	3.776	Fixed
7,500	2017	3.690	Fixed	7,500	2017	3.690	Fixed
11,000	2017	3.588	Fixed	11,000	2017	3.588	Fixed
9,500	2017	3.875	Fixed	9,500	2017	3.875	Fixed
15,000	2017	3.448	Fixed	15,000	2017	3.448	Fixed
3,000	2017	2.955	Fixed	3,000	2017	2.955	Fixed
$ 63,500				$ 63,643			

The Bank has lines of credit with the FHLB with a total maximum available balance of $64,509,000. As of December 31, 2010, $1,009,000 was available to be drawn against the lines of credit.

Wholly owned first mortgage loans on 1 - 4 family and multifamily dwelling units, commercial real estate loans, and second mortgages and home equity lines of credit with unpaid principal balances of approximately $76,298,000 were pledged to the FHLB as collateral on advances as of December 31, 2010. Investment securities with a carrying value of $800,000 and interest bearing deposits with banks totaling $22,769,000 were also pledged to the FHLB as collateral on advances as of December 31, 2010.

The Bank has a secured line of credit with the Community Bankers Bank with a total maximum available balance of $4,100,000. As of December 31, 2010 the maximum balance was available to be drawn against the line of credit.

10. JUNIOR SUBORDINATED DEBENTURES

In March 2006, the Company formed a wholly-owned subsidiary, Cecil Bancorp Capital Trust I (the "Trust"). On March 23, 2006, the Trust sold $10.0 million of trust preferred securities in a private placement. The Trust used the proceeds plus the proceeds from the sale of common securities to the Company to purchase $10.3 million of the Company's 30-year junior subordinated debentures. The trust preferred securities and the junior subordinated debentures bear interest at a fixed rate of 6.51% for five years and then at a variable rate, which resets quarterly, of 3-month LIBOR plus 1.38%. Interest is cumulative and payable quarterly in arrears. The trust preferred securities and the junior subordinated debentures mature March 23, 2036 and are callable at par after five years. The trust preferred securities, classified on the balance sheet as "junior subordinated debentures", qualify as Tier 1 capital for regulatory purposes, subject to applicable limits. The Company used the proceeds to increase the regulatory capital of the Bank and for other corporate purposes

In November 2006, the Company formed a wholly-owned subsidiary, Cecil Bancorp Capital Trust II (the "Trust"). On November 30, 2006, the Trust sold $7.0 million of trust preferred securities in a private placement. The Trust used the proceeds plus the proceeds from the sale of common securities to the Company to purchase $7.2 million of the Company's 30-year junior subordinated debentures. The trust preferred securities and the junior subordinated debentures bear interest at a fixed rate of 6.58% for five years and then at a variable rate, which resets quarterly, of 3-month LIBOR plus 1.68%. Interest is cumulative and payable quarterly in arrears. The trust preferred securities and the junior subordinated debentures mature March 6, 2037 and are callable at par after five years. The trust preferred securities, classified on the balance sheet as "junior subordinated debentures", qualify as Tier 1 capital for regulatory purposes, subject to applicable limits. The Company used the proceeds to increase the regulatory capital of the Bank and for other corporate purposes.

See note 20 to the consolidated financial statements for additional discussion regarding the payment of interest on these junior subordinated debentures.

11. INCOME TAXES

Income tax (benefit) expense (in thousands) for the years ended December 31 consists of:

	2010	2009
Current income taxes:		
Federal	$ 1,597	$ 2,559
State	468	674
	2,065	3,233
Deferred income taxes:		
Federal	(1,119)	(3,596)
State	(297)	(919)
	(1,416)	(4,515)
Total income tax expense (benefit)	$ 649	$ (1,282)

The tax effects (in thousands) of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31 are presented below:

	2010	2009
Deferred tax assets:		
Deferred loan origination fees	$ 160	$ 226
Loan loss allowance	5,947	5,661
Deferred compensation	2,513	2,252
Net unrealized (gain) loss on available-for-sale securities	(34)	11
Tax basis in excess of carrying value of goodwill	262	337
State net operating loss carry-forwards	111	103
Other	2,047	968
Total gross deferred tax assets	11,006	9,558
Deferred tax liabilities:		
FHLB stock dividends	28	28
Mortgage servicing rights	185	161
Tax accumulated depreciation in excess of book	412	367
Total gross deferred tax liabilities	625	556
Net deferred tax assets before valuation allowance	10,381	9,002
Valuation allowance	(111)	(103)
Net deferred tax assets	$ 10,270	$ 8,899

At December 31, 2010 and 2009, the Company had state net operating loss carry-forwards of approximately $1,352,000 and $1,251,000, respectively, which, due to the uncertainty of realization, have a full valuation allowance established. The loss carry-forwards begin to expire in 2011 through 2030. A two year reconcilement of the difference between the statutory federal income tax rate and the effective tax rate for the Company is as follows:

	2010	2009
Federal income tax rate	34.0%	34.0%
Increase (decrease) resulting from:		
State income taxes, net of federal		
income tax benefit	4.5	4.5
Other	(1.6)	(4.4)
Effective tax rate	36.9%	34.1%

The Company files income tax returns in the U.S. federal jurisdiction. The Company is no longer subject to U.S. federal income tax examinations by tax authorities for years before 2007.

12. STOCKHOLDERS' EQUITY

The Company has a dividend reinvestment and stock purchase plan which provides stockholders with the opportunity to increase their equity ownership by electing to have cash dividends automatically reinvested in additional shares of common stock without payment of any brokerage commission or service charge. Pursuant to the plan, stockholders are also permitted to make optional quarterly cash purchases of stock, subject to minimum and maximum dollar amounts. The Board has reserved 60,000 shares for issuance under the plan. During the year ended December 31, 2010, there were 8,177 shares issued under the plan.

On December 23, 2008, as part of the Troubled Asset Relief Program ("TARP") Capital Purchase Program, the Company sold 11,560 shares of fixed rate cumulative perpetual preferred stock, series A, and a warrant to purchase 261,538 shares of the Company's common stock to the United States Department of the Treasury for an aggregate purchase price of $11.560 million in cash, with $37,000 in offering costs, and net proceeds of $11.523 million. The preferred stock and the warrant were issued in a private placement exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended.

The preferred stock will qualify as Tier 1 capital and will pay cumulative dividends at a rate of 5% per annum for the first five years, and 9% per annum thereafter. The Department of Treasury may permit the Company to redeem the Series A Preferred Stock in whole or in part at any time after consultation with the appropriate federal banking agency. Any partial redemption must involve at least 25% of the Series A Preferred Stock issued. Upon redemption of the Series A Preferred Stock, the Company will have the right to repurchase the Warrant at its fair market value.

The warrant has a 10-year term and is immediately exercisable upon its issuance, with an exercise price, subject to anti-dilution adjustments, equal to $6.63 per share of common stock. The Treasury has agreed not to exercise voting power with respect to any shares of common stock issued upon exercise of the warrant.

In the event of any liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary, holders of the preferred stock shall be entitled to receive for each share of the preferred stock, out of the assets of the Company or proceeds thereof (whether capital or surplus) available for distribution to stockholders of the Company, subject to the rights of any creditors of the Company, before any distribution of such assets or proceeds is made to or set aside for the holders of common stock and any other stock of the Company ranking junior to the preferred stock as to such distribution, payment in full in an amount equal to the sum of (i) the liquidation amount of $1,000 per share and (ii) the amount of any accrued and unpaid dividends, whether or not declared, to the date of payment.

13. REGULATORY MATTERS

The Federal Reserve has established guidelines for maintenance of appropriate levels of capital by bank holding companies and member banks. The regulations impose two sets of capital adequacy requirements: minimum leverage rules, which require bank holding companies and banks to maintain a specified minimum ratio of capital to total assets, and risk-based capital rules, which require the maintenance of specified minimum ratios of capital to "risk-weighted" assets.

The regulations of the Federal Reserve in effect at December 31, 2010, impose capital ratio requirements on bank holding companies with assets of more than $500 million as of June 30 of the prior year. The Company, therefore, became subject to the Federal Reserve's capital ratio requirements during 2010. The Bank is also fully subject to the Federal Reserve's capital standards. The regulations of the Federal Reserve in effect at December 31, 2010, required all member banks to maintain a minimum leverage ratio of "Tier 1 capital" (as defined in the risk-based capital guidelines discussed in the following paragraphs) to total assets of 3.0%. The capital regulations state, however, that only the strongest bank holding companies and banks, with composite examination ratings of 1 under the rating system used by the federal bank regulators, would be permitted to operate at or near this minimum level of capital. All other banks are expected to maintain a leverage ratio of at least 1% to 2% above the minimum ratio, depending on the assessment of an individual organization's capital adequacy by its primary regulator. A bank experiencing or anticipating significant growth is expected to maintain capital well above the minimum levels. In addition, the Federal Reserve has indicated that it also may consider the level of an organization's ratio of tangible Tier 1 capital (after deducting all intangibles) to total assets in making an overall assessment of capital.

The risk-based capital regulations require all commercial banks to maintain a minimum ratio of total capital to total risk-weighted assets of 8%, with at least 4% as core capital. For the purpose of calculating these ratios: (i) supplementary capital is limited to no more than 100% of core capital; and (ii) the aggregate amount of certain types of supplementary capital is limited. In addition, the risk-based capital regulations limit the allowance for credit losses that may be included in capital to 1.25% of total risk-weighted assets.

The Federal Reserve has established regulations that classify banks by capital levels and provide for the Federal Reserve to take various "prompt corrective actions" to resolve the problems of any bank that fails to satisfy the capital standards. Under these regulations, a well-capitalized bank is one that is not subject to any regulatory order or directive to meet any specific capital level and that has a total risk-based capital ratio of 10% or more, a Tier 1 risk-based capital ratio of 6% or more, and a leverage ratio of 5% or more. An adequately capitalized bank is one that does not qualify as well-capitalized but meets or exceeds the following capital requirements: a total risk-based capital ratio of 8%, a Tier 1 risk-based capital ratio of 4%, and a leverage ratio of either (i) 4% or (ii) 3% if the bank has the highest composite examination rating. A bank that does not meet these standards is categorized as undercapitalized, significantly undercapitalized, or critically undercapitalized, depending on its capital levels. A bank that falls within any of the three undercapitalized categories established by the prompt corrective action regulation is subject to severe regulatory sanctions. As of December 31, 2010, the Company and the Bank were well capitalized as defined in the Federal Reserve's regulations. There are no subsequent conditions or events that management believes have changed the Bank's category. The Bank's actual capital amounts and ratios are also presented in the table below.

	Actual		To be Well Capitalized Under Prompt Corrective Action Rules		For Capital Adequacy Purposes	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
As of December 31, 2010:						
Total risk-based capital ratio						
The Bank	$55,775	14.49 %	$38,495	10.00 %	$30,796	8.00 %
Consolidated	55,848	14.47	38,590	10.00	30,872	8.00
Tier 1 risk-based capital ratio						
The Bank	38,236	9.93	23,097	6.00	15,398	4.00
Consolidated	46,408	12.03	23,154	6.00	15,436	4.00
Tier 1 leverage ratio						
The Bank	38,236	7.87	24,302	5.00	19,442	4.00
Consolidated	46,408	9.53	24,354	5.00	19,483	4.00
As of December 31, 2009:						
Total risk-based capital ratio	$53,474	12.61 %	$42,408	10.00 %	$33,927	8.00 %
Tier 1 risk-based capital ratio	35,461	8.36	25,445	6.00	16,963	4.00
Tier 1 leverage ratio	35,461	7.06	25,101	5.00	20,081	4.00

Effective June 29, 2010, the Company and the Bank entered into a written agreement with the Federal Reserve Bank of Richmond (the "Reserve Bank") and the State of Maryland Commissioner of Financial Regulation (the "Commissioner") pursuant to which the Company and the Bank have agreed to take various actions. Under the agreement, both the Company and the Bank have agreed to refrain from declaring or paying dividends without prior regulatory approval. The Company has agreed that it will not take any other form of payment representing a reduction in the Bank's capital or make any distributions of interest, principal, or other sums on subordinated debentures or trust preferred securities without prior regulatory approval. The Company may not incur, increase, or guarantee any debt without prior regulatory approval and has agreed not to purchase or redeem any shares of its stock without prior regulatory approval.

14. OFFICER, DIRECTOR AND EMPLOYEE BENEFIT PLANS

Employee Stock Ownership Plan

The Board of Directors approved a contributory Employee Stock Ownership Plan (ESOP) for employees who have attained age 21 and completed one year of service with the Company or its subsidiaries, effective January 1, 1994. The ESOP acquired 38,508 shares of common stock in November 1994 for $385,080 financed by a loan from the Company. Shares acquired with such loan proceeds are to be held in a suspense account for allocation among the participants as the loan is repaid. The loan agreement is secured by a pledge of the common stock owned by the ESOP and purchased with the proceeds of the loan. The loan was repaid in annual installments of $38,508 plus interest at prime plus 1% over a ten-year period. Payments began on December 31, 1995. As of December 31, 2004, the loan had been paid in full, and thus the related liability and reduction in stockholders' equity have been eliminated.

The Company accounts for its ESOP in accordance with Statement of Position 93-6. Accordingly, the debt of the ESOP was recorded as debt and shares pledged as collateral were reported as unearned ESOP shares, a reduction of stockholders' equity. As shares were released from collateral, the Bank recorded compensation expense in an amount equal to the fair value of the shares, and the shares became outstanding for earnings per share computations. All shares were released from collateral as of December 31, 2004, as the loan balance has been paid in full. Compensation expense is also recognized for dividends on unallocated shares paid or added to participant accounts. Compensation expense is reduced by the amount of the annual interest paid by the ESOP to service the loan issued to acquire the shares of stock. There was no ESOP compensation expense recorded in 2010 or 2009.

Stock-Based Compensation Plans

In 1995, the Company formed a Management Recognition Plan (MRP), which was authorized to acquire 4% of the shares of common stock issued on the date of conversion to a stock corporation to provide them with a proprietary interest in the Company in a manner designed to encourage such employees to remain with the Company. Compensation expense in connection with the MRP was zero for the years ended December 31, 2010 and 2009, respectively.

The Company adopted stock option plans in 1992 and 1995 for the benefit of Directors, selected officers, and other key employees. The Plans provide for the granting of options for the common shares of the Company at the fair market value at the time the options are granted. The term of each option awarded is to be determined by a committee of the Board of Directors, but shall not exceed ten years. The term of an option shall not exceed five years for employees and directors owning more than 10% of the outstanding common stock at the time the option is granted. Discretionary stock appreciation rights may be granted in conjunction with, or independently of, any options granted under the Plans. Upon exercise of a stock appreciation right, the related option, or portion thereof, is cancelled.

In accordance with the stock option plans, a total of 115,676 shares of unissued common stock were reserved for issuance pursuant to incentive stock options.

The Company's 1995 Stock Option Plan has authorized the grant of options to management personnel for up to 96,442 shares of the Company's common stock. All options granted have 10 year terms and vest over a period of 5 years.

The Company's stock options have been adjusted to give retroactive effect to the 2-for-1 stock split approved by the Board of Directors in March 2007.

A summary of the Company's stock option activity, and related information for the years ended December 31 is as follows:

	2010		2009	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	—	$ —	12,024	$ 6.00
Forfeited / Expired	—	—	(12,024)	6.00
Granted	—	—	—	—
Exercised	—	—	—	—
Outstanding at end of year	—	$ —	—	$ —
Options exercisable at year end	—	$ —	—	$ —

In 2009, the Company adopted an Equity Incentive Plan (the "Plan") that provides that the Board of Directors or the Compensation Committee of the Board of Directors (the "Committee") may grant stock options and restricted stock awards to directors, officers and employees. The total number of shares of common stock to be reserved and available for awards under the Plan is 368,935 shares.

The purpose of the Plan is to provide incentives and rewards to directors, officers and employees who contribute to the success and growth of the Company and its subsidiaries or affiliates, and to assist the Company in attracting and retaining directors, officers and other key employees with experience and ability in order to aid the Company in rewarding such individuals who provide substantial services to the Company or its subsidiaries or affiliates, and who promote the creation of long-term value for the Company's shareholders by closely aligning the interests of participants with those of shareholders.

The Plan provides that the Committee may grant stock options and restricted stock awards to participants selected by the Committee. Options awarded under the Plan may be either options that qualify as incentive stock options ("ISOs") under Section 422 of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), options that do not, or cease to, qualify as incentive stock options under the Internal Revenue Code ("non-statutory stock options" or "NSOs") and stock awards ("Stock Awards") comprised of shares of Company common stock. Awards to any individual Employee under the Plan shall not exceed one-third of the aggregate total number of Shares reserved for Stock Options or one-third of the aggregate total number of Shares reserved for Restricted Stock Awards during the Term of the Plan or in any one year. The maximum number of shares of the Common Stock that may be delivered pursuant to Awards under the Plan is 368,935 shares. Of the 368,935 Plan shares, the Company may issue a maximum of 276,701 shares (75%) upon the exercise of Stock Options and may grant a maximum of 92,234 (25%) shares as Restricted Stock Awards.

In November 2009, the Committee approved the granting of 60,125 restricted stock awards ("Awards") with a fair market value of $4.00 per share. Awards shall become earned and non-forfeitable at the rate of 20% on the one year anniversary of the Date of Grant, and 20% annually thereafter, during periods of continued service as a director or director emeritus of the Company or Cecil Bank. Awards shall vest immediately upon the death or Disability of the Participant, or upon a change in control of the Company or the Bank.

A summary of the Company's activity under the plan, and related information for the years ended December 31 is as follows:

	2010		2009	
	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
Unvested at beginning of year	60,125	$ 4.00	—	$ —
Forfeited	(408)	4.00	—	—
Awarded	—	—	60,125	4.00
Released	(1,573)	4.00	—	—
Unvested at end of year	58,144	$ 4.00	60,125	$ 4.00

The Company had adopted a Retirement Plan for non-employee directors under which each participating director would receive monthly benefits upon termination of service based on a benefits formula. The Company accrued the liability over the service period for each participating director. All participating directors are now receiving fixed payments from the liability accrued in accordance with the Plan. The Plan has been frozen and there are not any current directors covered by the Plan, thus there is no compensation cost to the Company for the years ended December 31, 2010 and 2009.

Deferred Compensation

The Bank has entered into deferred compensation agreements with some of its executive officers. Under the agreements, the Bank is obligated to provide annual benefits for the officers or their beneficiaries, after the officer's death, disability, or retirement. The estimated present value of the service cost to be paid is being accrued over the period from the effective date of the agreements until the full eligibility dates of the participants. The estimated present value of the interest cost to be paid is being accrued over the expected life of the participants based on current life expectancy tables. The expense incurred for this plan for the years ended December 31, 2010 and 2009 was $692,000 and $1,112,000, respectively. The Bank is the beneficiary of life insurance policies, with an aggregate cash surrender value of $8,078,000 and $7,871,000 at December 31, 2010 and 2009, respectively, which were purchased as a method of partially financing the benefits under this plan.

15. PROFIT SHARING PLAN

The Bank has established a defined contribution 401(k) profit sharing plan for the benefit of its employees. The Plan covers all full-time employees who meet certain eligibility requirements as to age and length of service. Contributions to the 401(k) section of the plan are based on the amounts contributed by employees. The employees may contribute a percentage of their annual compensation to the Plan. The Bank makes a discretionary matching contribution equal to a uniform percentage of the amount of the employees' contribution. In applying the matching contribution, only employee salary deductions up to 2% will be considered. The Bank may also make a discretionary profit sharing contribution to the Plan as determined by the Board of Directors. For the years ended December 31, 2010 and 2009, the Bank's expense related to the Plan was $63,000 and $54,000, respectively.

16. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Bank has various outstanding credit commitments which are properly not reflected in the financial statements. These commitments are made to satisfy the financing needs of the Bank's clients. The associated credit risk is controlled by subjecting such activity to the same credit and quality controls that exist for the Bank's lending and investing activities. The commitments involve diverse business and consumer customers and are generally well collateralized. Management does not anticipate that losses, if any, which may occur as a result of these commitments, would materially affect the stockholders' equity of the Bank. Since a portion of the commitments have some likelihood of not being exercised, the amounts do not necessarily represent future cash requirements.

Loan and credit line commitments, excluding unused portions of home equity lines of credit, totaled approximately $10,412,000 at December 31, 2010, and $21,969,000 at December 31, 2009. These commitments are contingent upon continuing customer compliance with the terms of the agreement.

Unused portions of home equity lines at year-end amounted to approximately $1,069,000 in 2010 and $1,511,000 in 2009. The Bank's home equity line accounts are secured by the borrower's residence.

Irrevocable letters of credit, totaling $11,869,000 at December 31, 2010 and $13,199,000 at December 31, 2009, are obligations to make payments under certain conditions to meet contingencies related to customers' contractual agreements. They are primarily used to guarantee a customer's contractual and/or financial performance and are seldom exercised.

17. EARNINGS PER SHARE

In the following table, basic earnings per share are derived by dividing net income (loss) available to common stockholders by the weighted-average number of common shares outstanding, and do not include the effect of any potentially dilutive common stock equivalents. The diluted earnings per share are derived by dividing net income (loss) by the weighted-average number of shares outstanding, adjusted for the dilutive effect of outstanding stock options and warrants. As of December 31, 2010 and 2009, the 261,538 shares in the warrant issued to the US Treasury as part of the Troubled Asset Relief Program Capital Purchase Program were excluded from the diluted earnings per share calculation because their effect was anti-dilutive.

The calculation of net income (loss) per common share for the years ended December 31 is as follows:

	2010	2009
BASIC AND DILUTED:		
Net income (loss)	$ 1,112,000	$ (2,480,000)
Preferred stock dividends	(715,000)	(791,000)
Net income (loss) available to common stockholders	$ 397,000	$ (3,271,000)
Average common shares outstanding	3,692,867	3,689,063
Basic and diluted net income (loss) per share	$ 0.11	$ (0.89)

18. FAIR VALUE OF FINANCIAL INSTRUMENTS

ASC Topic 825 *Disclosure About Fair Value of Financial Instruments* requires that the Company disclose estimated fair values for both its on and off-balance-sheet financial instruments. The following methods and assumptions were used to estimate the fair value of the Company's financial instruments. Changes in estimates and assumptions could have a significant impact on these fair values.

Cash and Cash Equivalents - The fair values of cash and cash equivalents approximate their carrying values.

Investment Securities - The fair values of investment securities are based on quoted market prices, where available. If a quoted market price is not available, fair value is estimated using quoted market prices of comparable instruments.

Loans Receivable - The fair value of the loan portfolio is estimated by evaluating homogeneous categories of loans with similar financial and credit risk characteristics. Loans are segregated by types, such as residential mortgage, commercial real estate and consumer. Each loan category is further segmented into fixed and adjustable-rate interest terms.

The fair values of each loan category are estimated by discounting contractual cash flows adjusted for estimated prepayments. Assumptions regarding prepayment estimates and discount rates are judgmentally determined by using available market information.

Restricted Investment Securities - The fair value of the Company's investment in stock of the FHLB and FRB approximates its carrying value.

Accrued Interest Receivable - The fair value of the Company's interest receivable approximates its carrying value.

Deposits - The fair values of deposits are estimated using a discounted cash flow calculation, adjusted for estimated decay rates, that applies interest rates currently offered for funding sources with similar maturities. Assumptions regarding discount rates and decay estimates are judgmentally determined by using available market information.

Junior Subordinated Debentures - The fair value was estimated by computing the discounted value of contractual cash flows payable at current interest rates for obligations with similar remaining terms.

Advances from the FHLB - The fair value of FHLB advances was estimated by computing the discounted value of contractual cash flows payable at current interest rates for obligations with similar remaining terms.

Other Borrowed Funds - The fair value was estimated by computing the discounted value of contractual cash flows payable at current interest rates for obligations with similar remaining terms.

Commitments to Extend Credit - The Company charges fees for commitments to extend credit. Interest rates on loans for which these commitments are extended are normally committed for periods of less than one month. Fees charged on standby letters of credit and other financial guarantees are deemed to be immaterial and these guarantees are expected to be settled at face amount or expire unused. It is impractical to assign any fair value to these commitments.

The estimated fair values of financial instruments (in thousands) at December 31, 2010 are as follows:

	Carrying Value	Fair Value
Financial assets:		
Cash and cash equivalents	$ 51,969	$ 51,969
Investment securities:		
Available-for-sale	2,159	2,159
Held-to-maturity	9,489	9,383
Loans receivable	379,919	455,262
Restricted investment securities	4,382	4,382
Accrued interest receivable	1,754	1,754
Financial liabilities:		
Deposits	358,138	328,870
Junior subordinated debentures	17,000	16,959
Advances from FHLB	63,500	63,788
Other borrowed funds	1,169	1,168

The estimated fair values of financial instruments (in thousands) at December 31, 2009 are as follows:

	Carrying Value	Fair Value
Financial assets:		
Cash and cash equivalents	$ 35,464	$ 35,464
Investment securities:		
Available-for-sale	1,714	1,714
Held-to-maturity	4,699	4,627
Loans receivable	438,398	461,041
Restricted investment securities	4,396	4,396
Accrued interest receivable	2,025	2,025
Financial liabilities:		
Deposits	382,338	380,780
Junior subordinated debentures	17,000	16,959
Advances from FHLB	63,643	64,004

19. ASSETS MEASURED AT FAIR VALUE

ASC Topic 820, *Fair Value Measurements and Disclosures,* defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. In addition, ASC Topic 820 establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. Level 1 assets are valued based on readily available pricing sources for transactions involving identical assets. Level 2 assets are valued based on transactions in less active markets. Valuations are obtained from third parting pricing services which use observable inputs for comparable assets other than Level 1 assets. Level 3 assets are valued based on unobservable inputs that are supported by little or no market activity that are significant to the fair value. Lastly, ASC Topic 820 requires additional disclosures for each interim and annual period separately for each major category of assets and liabilities. The following table shows the value (in thousands) at December 31, 2010 of each major category of assets measured at fair value on the consolidated balance sheets, which consists solely of investment securities available-for-sale. The changes in fair value were reflected as a component of other comprehensive income and did not affect net income.

		Fair Value Measurements at Reporting Date Using		
Description	Carrying Value	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2010				
Investment securities available-for-sale				
Mutual funds – mortgage securities	$ 714	$ 714	$ —	$ —
Mutual funds – U.S. Government Securities	676	676	—	—
Equity Securities	359	359	—	—
Mortgage-backed securities	410	—	410	—
Total investment securities available-for-sale	$ 2,159	$ 1,749	$ 410	$ —

December 31, 2009				
Investment securities available-for-sale				
Mutual funds – mortgage securities	$ 719	$ 719	$ —	$ —
Mutual funds – U.S. Government Securities	687	687	—	—
Equity Securities	229	229	—	—
Mortgage-backed securities	79	—	79	—
Total investment securities available-for-sale	$ 1,714	$ 1,635	$ 79	$ —

We may be required from time to time to measure certain other financial assets and liabilities at fair value on a nonrecurring basis. These adjustments to fair value usually result from application of lower of cost or market accounting or write-downs of individual assets. For assets measured at fair value on a nonrecurring basis at December 31, 2010, the following table provides (in thousands) the level of valuation assumptions used to determine each adjustment and the carrying value of the assets. For both other real estate owned and impaired loans, Level 3 assets are valued at the lesser of the unpaid principal balance of the loan, or the appraised value of the underlying collateral, as determined by a third party appraiser.

		Fair Value Measurements at Reporting Date Using		
Description	**Carrying Value**	**Quoted Prices In Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
Other real estate owned	$17,994	$0	$0	$17,994
Impaired loans	50,129	0	0	50,129

The following table provides a roll forward (in thousands) of the changes in fair value during the year ended December 31, 2010 for items included in the Level 3 category:

	Other Real Estate Owned	**Impaired Loans**
Balance at December 31, 2009	$ 4,594	$ 32,694
Loans put on nonaccrual status	0	43,356
Loans returned to accrual status	0	(3,900)
Valuation adjustments	(1,088)	(917)
Loans transferred to other real estate owned	16,813	(16,813)
Other real estate owned sold	(2,325)	0
Balance at December 31, 2010	$ 17,994	$ 54,420
Net realized gains included in net income	$ 220	$ 0

20. CASH DIVIDENDS AND INTEREST ON JUNIOR SUBORDINATED DEBENTURES

In order to conserve capital in the current uncertain economic environment, the Company's Board of Directors determined at its meeting held January 19, 2010 that it was in the best interests of the Company and its stockholders not to declare a dividend on its common stock for the first quarter of 2010 and not to declare the dividend payable beginning February 15, 2010 on its Fixed Rate Cumulative Perpetual Preferred Stock, Series A. In addition, the Company has given notice of its intention to defer interest payments on the subordinated debentures underlying its two outstanding issues of trust preferred securities as permitted by the indentures therefor. During the period during which the Company defers payments on its subordinated debentures, it will be prohibited under the indentures from declaring or paying dividends on its capital stock. The Company will be prohibited from declaring or paying dividends on its common stock while dividends on its Fixed Rate Cumulative Perpetual Preferred Stock, Series A are in arrears. No determination has been made as to whether or when the Company will resume the payment of dividends on its common or preferred stock or interest payments on its subordinated debentures. Any such future payments will depend on a variety of factors including, but not limited to, the Company's capital needs, operating results, tax considerations, statutory and regulatory limitations and economic considerations. At December 31, 2010, unpaid dividends on the Series A Preferred Stock total $723,000 and unpaid interest on the subordinated debentures totals $1.2 million.

21. CECIL BANCORP, INC. - HOLDING COMPANY ONLY FINANCIAL INFORMATION

The following condensed balance sheets (in thousands) as of December 31, 2010 and 2009 and condensed statements of operations and cash flows (in thousands) for the years then ended for Cecil Bancorp, Inc. should be read in conjunction with the consolidated financial statements and notes thereto.

BALANCE SHEETS

ASSETS

	2010	2009
Cash	$ 307	$ 41
Investment in subsidiaries	42,490	41,318
Investments held-to-maturity	50	50
Notes receivable from subsidiaries	12,924	12,924
Premises and equipment	398	398
Accrued interest receivable from subsidiaries	901	23
Other assets	261	197
Total assets	$ 57,331	$ 54,951

LIABILITIES AND STOCKHOLDERS' EQUITY

	2010	2009
Junior subordinated debentures	$ 17,000	$ 17,000
Loans payable to subsidiaries	200	200
Other liabilities	2,523	772
Total liabilities	19,723	17,972
Stockholders' equity:		
Preferred stock, $.01 par value, authorized 1,000,000 shares in 2009 and 2008, issued and outstanding 11,560 shares, liquidation preference $1,000 per share, in 2010 and 2009	11,053	10,916
Common stock, $.01 par value, authorized 10,000,000 shares in 2010 and 2009, issued and outstanding 3,697,523 shares in 2010 and 3,689,346 shares in 2009	37	37
Additional paid-in capital	12,277	12,252
Retained earnings	14,188	13,791
Accumulated other comprehensive income (loss)	53	(17)
Total stockholders' equity	37,608	36,979
Total liabilities and stockholders' equity	$ 57,331	$ 54,951

STATEMENTS OF OPERATIONS

	Years Ended December 31,	
	2010	2009
Income:		
Interest income on notes receivable from subsidiaries	$ 878	$ 883
Rental income from subsidiaries	125	125
Equity in undistributed earnings (loss) of subsidiaries	1,179	(2,428)
Other income	92	70
Total income	2,274	(1,350)
Operating expenses:		
Compensation and benefits	33	20
Interest expense on junior subordinated debentures	1,147	1,121
Interest expense on loans payable to subsidiaries	7	7
Other	9	9
Total operating expenses	1,196	1,157
Net income (loss) before income taxes	1,078	(2,507)
Income tax benefit	34	27
Net income (loss)	1,112	(2,480)
Preferred stock dividends and discount accretion	(715)	(791)
Net income (loss) available to common stockholders	$ 397	$ (3,271)

STATEMENTS OF CASH FLOWS

	Years Ended December 31,	
	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ 1,112	$ (2,480)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Equity in undistributed (earnings) loss of subsidiaries	(1,179)	2,428
Restricted stock awards	3	—
Net change in other assets and other liabilities	232	1
Net cash flows provided (used) by operating activities	168	(51)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Sale of equity interest in subsidiaries to bank subsidiary	75	—
Net cash provided by investing activities	75	—
CASH FLOWS FROM FINANCING ACTIVITIES:		
Dividends paid	—	(938)
Proceeds from issuance of common stock	23	17
Net cash provided (used) by financing activities	23	(921)
NET INCREASE (DECREASE) IN CASH	266	(972)
CASH AT BEGINNING OF PERIOD	41	1,013
CASH AT END OF PERIOD	$ 307	$ 41

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None

Item 9A. Controls and Procedures.

As required by SEC rules, the Company's management evaluated the effectiveness of the Company's disclosure controls and procedures as of December 31, 2010. The Company's Chief Executive Officer and Chief Financial Officer participated in the evaluation. Based on the evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as of December 31, 2010 to ensure that information required to be disclosed by the Company in reports it files under the Securities Exchange Act of 1934 is processed, summarized and reported within the time periods specified by the SEC's rules and forms.

Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. As required by SEC rules, the Company's management evaluated the effectiveness of the Company's internal control over financial reporting as defined in SEC Rule 13a-15 as of December 31, 2010. The Company's Chief Executive Officer and Chief Financial Officer participated in the evaluation, which was based upon the criteria for effective internal control over financial reporting included in the "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's internal control over financial reporting was effective as of December 31, 2010.

Fourth Quarter 2010 Changes in Internal Control over Financial Reporting

No change occurred during the fourth quarter of 2010 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information.

None.

PART III

Item 10. Directors, Executive Officers, and Corporate Governance

Other Executive Officers

Following are the name, age (as of December 31, 2010), and principal position of executive officers of the Company and the Bank who are not directors.

Name	Age	Title
Brian J. Hale	51	Executive Vice President/Chief Operating Officer
Sandra D. Feltman	61	Sr. Vice President/Director of Lending
R. Lee Whitehead	33	Vice President/Chief Financial Officer

Brian J. Hale is Executive Vice President/Chief Operating Officer of the Bank. Before joining the Bank, Mr. Hale was employed at County Banking and Trust Company, Elkton, Maryland for 17 years in various capacities, finally as Assistant Vice President in charge of loan operations. Since joining the Bank in 1995, Mr. Hale's responsibilities as Chief Operating Officer include the administration of all human resource, lending, savings, and operational activities of the Bank. Mr. Hale is currently a Director of the United Way of Cecil County. Mr. Hale resides in North East, Maryland.

Sandra D. Feltman is Senior Vice President/Director of Lending of the Bank. Ms. Feltman has previously served in various capacities since joining the Bank in 1972 and has served in her present capacity as Director of Lending since 1982. Her responsibilities include carrying out the Bank's lending policies and acting as the Community Reinvestment Act Officer. Ms. Feltman has previously served as the President and Director of the Greater Elkton Chamber of Commerce as well as a member in the committee to select a new Elkton Police Chief and the Teacher Recruitment/Retention Committee. She also participates in various activities for the Business and Education Partnership Advisory Council. Ms. Feltman is a member and past chairman of the Finance Committee of the Cecil County Board of Realtors. Ms. Feltman is also a past director of the Cecil County Home Builders Association.

R. Lee Whitehead is Vice President/Chief Financial Officer of the Bank. Mr. Whitehead has previously served as accounting manager since joining the Bank in April 2004 before being appointed Chief Financial Officer in May 2005. In his present capacity, Mr. Whitehead's responsibilities include the administration of all accounting and financial reporting functions. Lee resides in Aberdeen, Maryland.

Other information required by this item is incorporated by reference from the registrant's definitive proxy statement pursuant to General Instruction G to Form 10-K.

Item 11. Executive Compensation

Information required by this item is incorporated by reference from the registrant's definitive proxy statement pursuant to General Instruction G to Form 10-K.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information required by this item is incorporated by reference from the registrant's definitive proxy statement pursuant to General Instruction G to Form 10-K.

Item 13. Certain Relationships and Related Transactions and Director Independence

Information required by this item is incorporated by reference from the registrant's definitive proxy statement pursuant to General Instruction G to Form 10-K.

Item 14. Principal Accounting Fees and Services

Information required by this item is incorporated by reference from the registrant's definitive proxy statement pursuant to General Instruction G to Form 10-K.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a) Documents Filed as Part of this Report

(1) Financial Statements.

The following financial statements are filed in Item 8 of this report:

Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets as of December 31, 2010 and 2009
Consolidated Statements of Operations for the Years Ended December 31, 2010 and 2009
Consolidated Statements of Changes in Stockholders' Equity for the Years Ended December 31, 2010 and 2009
Consolidated Statements of Cash Flows for the Years Ended December 31, 2010 and 2009
Notes to Consolidated Financial Statements.

(2) Financial Statement Schedules. All schedules for which provision is made in the applicable accounting regulations of the SEC are omitted because of the absence of conditions under which they are required or because the required information is included in the consolidated financial statements and related notes thereto.

(3) Exhibits. The following exhibits are filed as a part of this report:

Exhibit No.	Description	Incorporated by Reference to:
3.1	Articles of Incorporation of Cecil Bancorp, Inc.	Exhibit 3.1 to Quarterly Report on Form 10-Q for the quarter ended June 30, 2008
3.2	Bylaws of Cecil Bancorp, Inc.	Exhibit 3.2 to Annual Report on Form 10-K for the year ended December 31, 2009
3.3	Articles Supplementary for Fixed Rate Cumulative Perpetual Preferred Stock, Series A	Exhibit 3.1 to Current Report on Form 8-K filed December 23, 2008.
4.1	Form of Common Stock Certificate	Exhibit 4 to Registration Statement on Form S-1 (File No. 33-81374)
4.2	Form of Certificate for Fixed Rate	Exhibit 4.1 to Current Report on Form 8-

Exhibit No.	Description	Incorporated by Reference to:
	Cumulative Perpetual Preferred Stock, Series A	K filed December 23, 2008.
4.3	Warrant for Purchase of Shares of Common Stock	Exhibit 4.2 to Current Report on Form 8-K filed December 23, 2008.
4.4	Amended and Restated Trust Agreement, dated as of March 23, 2006, among Cecil Bancorp, Inc., as depositor, Wilmington Trust Company, as property and Delaware Trustee, and Charles F. Sposato, Mary B. Halsey and Jennifer Carr, as administrative trustees.	Not filed in accordance with the provisions of Item 601(b)(4)(iii) of Regulation S-K. The Registrant agrees to provide a copy of this document to the Commission upon request.
4.5	Junior Subordinated Indenture, dated as of March 23, 2006 between Cecil Bancorp, Inc. and Wilmington Trust Company, as Trustee.	Not filed in accordance with the provisions of Item 601(b)(4)(iii) of Regulation S-K. The Registrant agrees to provide a copy of this document to the Commission upon request.
4.6	Guarantee Agreement, dated as of March 23, 2006, between Cecil Bancorp, Inc., as Guarantor, and Wilmington Trust Company, as Guarantee Trustee.	Not filed in accordance with the provisions of Item 601(b)(4)(iii) of Regulation S-K. The Registrant agrees to provide a copy of this document to the Commission upon request.
4.7	Amended and Restated Declaration of Trust, dated as of November 30, 2006 by and among Wilmington Trust Company, as Delaware and institutional trustee, Cecil Bancorp, Inc., as sponsor, and Charles F. Sposato, Mary B. Halsey and Jennifer Carr, as administrators.	Exhibit 10.3 to Current Report on Form 8-K filed December 4, 2006.
4.8	Indenture, dated as of November 30, 2006, between Cecil Bancorp, Inc. and Wilmington Trust Company, as trustee.	Exhibit 10.1 to Current Report on Form 8-K filed December 4, 2006.
4.9	Guarantee Agreement, dated as of November 30, 2006, between Cecil Bancorp, Inc., as Guarantor, and Wilmington Trust Company, as Guarantee Trustee.	Exhibit 10.4 to Current Report on Form 8-K filed December 4, 2006.
10.1*	Cecil Federal Savings Bank Retirement Plan for Non-Employee Directors	Exhibit 10.4 to Annual Report on Form 10-KSB for the year ended December 31, 1994, SEC File No. 0-24926.
10.2*	Cecil Federal Bank Supplemental Executive Retirement Plan covering Charles F. Sposato, Chairman; Mary B. Halsey, President and Chief Executive Officer; and Brian J. Hale, Executive Vice President and	Exhibit 10.1 to the Company's Quarterly Report on Form 10-QSB for the quarterly period ending June 30, 2004

Exhibit No.	Description	Incorporated by Reference to:
	Chief Operating Officer and related agreements with such officers	
10.3	Letter Agreement, dated December 23, 2008, between Cecil Bancorp, Inc. and United States Department of the Treasury, with respect to the issuance and sale of the Series A Preferred Stock and the Warrant	Exhibit 10.1 to Current Report on Form 8-K filed December 23, 2008.
10.4*	Form of Waiver, executed by Ms. Halsey and each of Messrs. Sposato, Hale and Whitehead	Exhibit 10.2 to Current Report on Form 8-K filed December 23, 2008.
10.5*	Form of Letter Agreement, executed by Ms. Halsey and each of Messrs. Sposato, Hale and Whitehead	Exhibit 10.3 to Current Report on Form 8-K filed December 23, 2008.
10.6*	Incentive Compensation Plan	Exhibit 10.10 to Annual Report on Form 10-K for the year ended December 31, 2008, SEC File No. 0-24926.
10.7*	Cecil Bancorp, Inc. 2009 Equity Incentive Plan	Exhibit 10.1 to Registration Statement on Form S-8 (File No. 333-159419).
10.8	Written Agreement, effective June 29, 2010, by and among Cecil Bancorp, Inc., Cecil Bank, the Federal Reserve Bank of Richmond, and the Maryland Commissioner of Financial Regulation	Exhibit 10.1 to Current Report on Form 8-K filed July 2, 2010
21	Subsidiaries	
23	Consent of Stegman & Company	
31	Rule 13a-14(a)/15d-14(a) Certifications	
32	18 U.S.C. Section 1350 Certifications	
99	EESA § 111(b)(4) Certification of Principal Executive Officer and Principal Financial Officer	

* Management Contract or Compensatory Plan or Arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

CECIL BANCORP, INC.

Dated: February 15, 2011

By: 
Mary B. Halsey
President and Chief Executive Officer

Pursuant to the requirement of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

By:  Date: February 15, 2011
Mary B. Halsey
President and Chief Executive Officer
(Principal Executive Officer)

By:  Date: February 15, 2011
Robert Lee Whitehead
Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

By:  Date: February 15, 2011
Charles F. Sposato
Chairman of the Board

By:  Date: February 15, 2011
Matthew G. Bathon
Director

By:  Date: February 15, 2011
William H. Cole, IV
Director

By:  Date: February 15, 2011
Brian L. Lockhart
Director

By:  Date: February 15, 2011
Mark W. Saunders
Director

By:  Date: February 15, 2011
Thomas L. Vaughan, Sr.
Director

Board of Directors

Charles F. Sposato
Chairman, Cecil Bancorp, Inc. &
Cecil Bank

Mary B. Halsey
President & C.E.O.
Cecil Bancorp, Inc. &
Cecil Bank

Matthew G. Bathon
Partner, Bathon & Bathon, PA

William H. Cole, IV
Associate Vice President,
University of Baltimore
Member, Baltimore City Council

Allen J. Fair *
Partner, A&M Properties

Brian L. Lockhart
Owner, Monterey Refuse
Service, Inc.

Les McFadden *
President, Lesky, Inc.
& Marquis Investments LLC

Mark W. Saunders
Vice Chairman, Cecil Bancorp, Inc.
& Cecil Bank
General Manager,
Bay Ace Hardware, Inc.

Thomas L. Vaughan, Sr.
Owner, Canal Plumbing

Office Locations

Main – 127 North Street
Elkton, MD 21921

Financial Center – 129 North Street
Elkton, MD 21921

Loan Center – 118 North Street,
Elkton, MD 21921

North Street Drive Thru – 200
North Street, Elkton, MD 21921

North East – 108 North East Plaza
North East, MD 21901

Fair Hill – 4434 Telegraph Road
Elkton, MD 21921

Rising Sun – 56 Rising Sun Town
Center, Rising Sun, MD 21911

Cecil Bank

Brian J. Hale
Executive Vice President & C.O.O.
Asst. Secretary – Cecil Bancorp, Inc.

Sandra D. Feltman
Senior Vice President & Director of
Lending
Secretary – Cecil Bancorp, Inc.

R. Lee Whitehead
Vice President & CFO, Cecil
Bancorp, Inc. & Cecil Bank

Douglass Cornforth
Senior Vice President,
Chief Credit Officer

Anthony M. Moss
Senior Vice President, Sr. Loan
Officer

Marc Corvino
Vice President, Business
Development

Robin W. Brueckman
Vice President, Business
Development

Sally E. Wallace
Vice President, Branch
Administrator

Guy Abell
Vice President, Director of Internal
Audit

Lori J. Murphy
Asst. Secretary

Lisa Osborne
Asst. Secretary

Shari Mackeprang
Asst. Treasurer & Manager,
Main Branch

Zeljka Preradovic
Asst. Treasurer & Information
Security Officer

Office Locations

Turkey Point – 1223B Turkey Point
Road, North East, MD 21901

Cecilton – 122 West Main Street
Cecilton, MD 21913

Aberdeen – 3 West Bel Air Avenue
Aberdeen, MD 21001

Conowingo – 390 Conowingo Road
Conowingo, MD 21918

Crossroads – 114 East Pulaski
Highway, Elkton, MD 21921

Havre de Grace – 303-307 St John
Street, Havre de Grace, MD 21078

Route 40 – 1609 Pulaski Highway
Havre de Grace, MD 21078

127 North Street
P.O. Box 568
Elkton, Maryland 21922-0568
410-398-1650

Transfer Agent & Registrar
Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
800-368-5948

Special Counsel
Malizia Spidi & Fisch, P.C.
1227 25th Street, N.W.
Suite 200 West
Washington, DC 20037

Independent Registered Public Accounting Firm
Stegman & Company
Suite 100
405 East Joppa Road
Baltimore, Maryland 21286

Stock Listing
The common shares of Cecil Bancorp, Inc. are listed on the OTC Bulletin Board® which is operated by the NASDAQ Stock Market, Inc., under the symbol **CECB**.

www.cecilbank.com

Officers & Managers

Contact Information

* Allen J. Fair and Les McFadden serve on the Board of Directors of Cecil Bank and not as Directors of Cecil Bancorp